                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               Isonics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   464895-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              David G. Krall, Esq.
                       Vice President and General Counsel
                        250 East Fifth Street, Suite 500
                             Cincinnati, Ohio 45202
                                 (513) 629-2417
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 1, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464895-10-1                       13D

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

                              Eagle-Picher Technologies, LLC
                              31-1587660

                              Eagle-Picher Industries, Inc.
                              31-0268670

                              Eagle-Picher Holdings, Inc.
                              13-3989553

                              Granaria Industries B.V.
                              No EIN

                              Granaria Holdings, B.V.
                              98-0206621

                              Joel P. Wyler


2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]


3)       SEC Use Only


4)       Source of Funds (See Instructions)

               WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6)       Citizenship or Place of Organization

                    Eagle-Picher Technologies, LLC - Delaware
                      Eagle-Picher Industries, Inc. - Ohio
                     Eagle-Picher Holdings, Inc. - Delaware
                   Granaria Industries, B.V. - The Netherlands
                    Granaria Holdings, B.V. - The Netherlands
                         Joel P. Wyler - The Netherlands

===============================================================================
NUMBER OF SHARES                  7) Sole Voting Power             -0-
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH                       =============================================
                                  8) Shared Voting Power         4,000,000

                                  ==============================================
                                  9) Sole Dispositive Power      4,000,000

                                  ==============================================
                                  10) Shared Dispositive Power     -0-

================================================================================

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                        4,000,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


13)      Percent of Class Represented by Amount in Row (11)

                            37.7%

14)      Type of Reporting Person (See Instructions)

                             CO

Item 1.           Security and Issuer
                  -------------------

                  This statement relates to the Common Stock, no par value per share ("Common Stock"), of Isonics Corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                           Isonics Corporation
                           5906 McIntyre Street
                           Golden, California 80403


Item 2.           Identity and Background
                  -----------------------

                  The persons filing this statement are Eagle-Picher Technologies, LLC, a Delaware limited liability company, Eagle-Picher Industries, Inc., an Ohio corporation, Eagle-Picher Holdings, Inc., a Delaware corporation, Granaria Industries, B.V., a Netherlands corporation, Granaria Holdings, B.V., a Netherlands corporation, and Joel P. Wyler.

                  The business address of each of such persons is set forth on Schedule A hereto.

                  The names of the executive officers and directors of each of such persons and their principal occupations, citizenships and addresses are as set forth on Schedules B through E hereto.

                  Eagle-Picher Technologies, LLC is a wholly owned subsidiary of Eagle-Picher Industries, Inc., which is a wholly owned subsidiary of Eagle-Picher Holdings, Inc., which is a majority owned subsidiary of Granaria Industries, B.V., which is a majority owned subsidiary of Granaria Holdings B.V., which is controlled by Mr. Wyler.

                  During the last five years none of the persons listed on Schedules B through E has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  The Common Stock subject to this Schedule 13D consists of 4,000,000 shares of Common Stock subject to a Warrant (the "Warrant") held by Eagle-Picher Technologies, LLC. The Warrant was issued to Eagle-Picher Technologies, LLC pursuant to the Asset Purchase Agreement (the "Agreement") dated as of November 30, 1999 among the Issuer, Eagle-Picher Technologies, LLC and Eagle-Picher Industries, Inc. Pursuant to the Agreement, as payment in full for the Warrant, Eagle-Picher Technologies, LLC has agreed to manufacture and sell to the Issuer 200 kilograms of Silicon-28 (the "Silicon Purchase"). The source of funds to produce the Silicon-28 subject to the Silicon Purchase will be the working capital of Eagle-Picher Technologies,

LLC.


Item 4.           Purpose of Transaction.
                  -----------------------

                  The purpose of the acquisition of the Common Stock is investment. Pursuant to the Agreement, Eagle-Picher Technologies, LLC has agreed that until December 1, 2001 it and its affiliates will not acquire any other shares of Common Stock, will vote all shares of such Common Stock owned by them with respect to the election or removal of directors of the Issuer in accordance with the recommendation of a majority of the Board of Directors of the Issuer and will not form, join, or in any other way participate in a partnership, pooling agreement, syndicate, voting trust, or other "group" with respect to voting securities of the Issuer or enter into any agreement or arrangement or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of such voting securities.

                  Subject to the foregoing, the persons filing this statement may acquire additional shares of Common Stock or dispose of such shares if they deem such transaction to be financially advantageous. They also reserve the right to change such intent if circumstances change. Subject to the foregoing and the transactions contemplated by the Agreement and the Warrant, such persons currently have no plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.


Item     5.       Interest in Securities of the Issuer.
                  -------------------------------------

                  As described above, pursuant to the Agreement Eagle-Picher Technologies, LLC acquired the Warrant in exchange for 200 kilograms of Silicon-28, which has an estimated value of approximately $400,000. The Warrant entitles the holder to purchase 4,000,000 shares of Common Stock of the Issuer at a price of $3.75 per share, subject to adjustment as provided therein. The Warrant expires on May 30, 2003 and is redeemable by the Issuer on 20 days' notice at a price of $.10 per underlying share if the market price of the Common Stock equals or exceeds $7.50 per share for 20 consecutive trading days. Such shares, if issued, would constitute 37.7% of the outstanding Common Stock. The persons filing this Schedule 13D have shared voting power and sole dispositive power with respect to such shares. The Warrant was acquired in a privately negotiated transaction. The persons filling this Schedule 13D have not engaged in any other transactions with respect to the Common Stock in the last 60 days.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of Issuer.
                  ---------------------------------------------------

                           Reference is made to Items 4 and 5 above.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  1. Asset Purchase Agreement dated as of November 30, 1999 among Isonics Corporation, Eagle-Picher Technologies, LLC and Eagle-Picher Industries, Inc.

                  2.       Common Stock Purchase Warrant.

                  3.       Agreement pursuant to Rule 13d-1(f)(iii).


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      EAGLE-PICHER INDUSTRIES, INC.


December 9, 1999                      By: /s/ DAVID G. KRALL
----------------                         -----------------------------
    Date                                     David G. Krall
                                             Vice President and
                                               General Counsel

                                   Schedule A
                                   ----------


                                    Addresses
                                    ---------


Granaria Holdings, B.V., Granaria Industries, B.V. and Joel P. Wyler Lange Voorhout 16
2514 EE The Hague
The Netherlands


Eagle-Picher Industries, Inc. and Eagle-Picher Holdings, Inc.
150 East Fifth Street
Suite 500
Cincinnati,Ohio 45202


Eagle-Picher Technologies, LLC
"C" and Porter Streets
Joplin, Missouri 64801

                                   Schedule B
                                   ----------


                             Granaria Holdings, B.V.
                             -----------------------


                        Directors and Executive Officers
                        --------------------------------


Name                       Title                     Principal Occupation             Citizenship
----                       -----                     --------------------             -----------

Joel P. Wyler              Chairman                           Same                    The Netherlands

Daniel C.                  Chief
  Wyler                    Executive Officer                  Same                    The Netherlands

Peter J. Ph.               Chief Financial
  Kostenhorst              Officer                            Same                    The Netherlands





The address of all such persons is c/o Granaria Holdings B.V. at Lange Voorhout 16, 2514 EE The Hague, The Netherlands.


                                   Schedule C
                                   ----------


                          Eagle-Picher Industries, Inc.
                          -----------------------------


                        Directors and Executive Officers
                        --------------------------------


Name                                Title                     Principal Occupation                    Citizenship
----                                -----                     --------------------                    -----------

Joel P. Wyler                       Director                  Chairman-Granaria                    The Netherlands
                                                              Holdings, B.V.

Daniel C. Wyler                     Director                  CEO - Granaria                       The Netherlands
                                                              Holdings, B.V.

Dr. Wendelin                        Director                  CEO - Porsche A.G.                          Germany
  Wiedeking

Andries
  Ruijssenaars                      President,                         Same                               U.S.
                                    CEO & Director

Wayne R. Wickens                    Sr. V.P.                           Same                               U.S.

Michael E.                          Group V.P.-                        Same                               U.S.
  Aslerian                          Automotive

Philip F. Schultz                   Sr. V.P. & CFO                     Same                               U.S.

David G. Krall                      V.P. & General                     Same                               U.S.
                                    Counsel

Carroll D. Curless                  V.P. &                             Same                               U.S.
                                    Controller







The address of all such persons is c/o Eagle-Picher Industries, Inc. at 250 East Fifth Street, Suite 500, Cincinnati, Ohio 45202.



                                   Schedule D
                                   ----------

                         Eagle-Picher Technologies, LLC
                         ------------------------------

                        Directors and Executive Officers
                        --------------------------------

Name                                Title                     Principal Occupation                  Citizenship
----                                -----                     --------------------                  -----------

Joel P. Wyler                       Director                  Chairman-Granaria                    The Netherlands
                                                              Holdings, B.V.

Andries                             Director                  CEO-Eagle-Picher                            U.S.
  Ruijssenaars                                                Industries, Inc.

Wayne R. Wickens                    Director                  Sr. V.P.-Eagle-Picher                       U.S.
                                                              Industries, Inc.

Neil A. Armstrong                   Director                  Chairman-AIL Systems,                       U.S.
                                                              Inc.

Paul G. Kaminski                    Director                  CEO-Technovation, Inc.                      U.S.

William E. Long                     Chairman of                        Same                               U.S.
                                    the Board,
                                    President &
                                    Chief Executive
                                    Officer

L. Rex Erisman                      Executive V.P.                     Same                               U.S.
                                    and Secretary

Dallas D. Mayfield                  V.P.                               Same                               U.S.

Donald D. Leggert                   V.P.                               Same                               U.S.

James C. Wiley, Jr.                 V.P.                               Same                               U.S.

Dennis W. Thomas                    V.P.                               Same                               U.S.

Mitchell L. Eddy                    V.P.                               Same                               U.S.

Rolan C. Farmer                     V.P.                               Same                               U.S.

Randall R. Lepper                   V.P.                               Same                               U.S.

R. Doug Wright                      V.P., Chief                        Same                               U.S.
                                    Financial
                                    Officer &
                                    Treasurer

The address of all such persons is c/o Eagle-Picher Technologies, LLC at "C" and Porter Streets, Joplin, Missouri 64801.




                                   Schedule E
                                   ----------


                            Granaria Industries, B.V.
                            -------------------------


                        Directors and Executive Officers
                        --------------------------------


Name                                Title                     Principal Occupation                  Citizenship
----                                -----                     --------------------                  -----------

Joel P. Wyler                       Chairman                  Chairman-Granaria                  The Netherlands
                                                              Holdings, B.V.

Daniel C. Wyler                     Chief                     CEO-Granaria                       The Netherlands
                                    Executive                 Holdings, B.V.
                                    Officer

Peter J. Ph.                        Chief                     CFO-Granaria                       The Netherlands
  Kostenhorst                       Financial                 Holdings, B.V.
                                    Officer


The address of all such persons is c/o Granaria Holdings B.V. at Lange Voorhout 16, 2514 EE The Hague, The Netherlands.

                                                                       Exhibit 1




                            ASSET PURCHASE AGREEMENT


                          Dated as of November 30, 1999


                                  By and Among


                               ISONICS CORPORATION
                            a California corporation,

                                       and

                         EAGLE-PICHER TECHNOLOGIES, LLC
              a limited liability company formed under Delaware law

                                       and

                          EAGLE-PICHER INDUSTRIES, INC.
                               an Ohio corporation


                                TABLE OF CONTENTS
                                -----------------

                                                                                  Page
                                                                                  ----

I.  DEFINITIONS...................................................................  1
         1.1.     Definitions.....................................................  1

II. PURCHASE AND SALE OF ZINC ASSETS .............................................  1
         2.1      Zinc Assets.....................................................  1
         2.2      Assumed Liabilities.............................................  2
         2.3      Purchase Price .................................................  2
         2.4      Net Current Asset Value and Closing Purchase Price Adjustment...  3
         2.5      Allocation of Purchase Price....................................  5
         2.6      Assignment of Contracts and Rights..............................  5
         2.7      Availability of Personnel.......................................  6
         2.8      Parent Guarantee................................................  6

III. SILICON TRANSACTION..........................................................  6
         3.1      Silicon Purchase................................................  6

IV. REPRESENTATIONS AND WARRANTIES OF ISONICS.....................................  7
         4.1      Representations and Warranties of ISONICS.......................  7

V. REPRESENTATIONS AND WARRANTIES OF E-P..........................................  7
         5.1      Representations and Warranties of E-P...........................  7

VI. COVENANTS AND AGREEMENTS OF ISONICS...........................................  7
         6.1      Corporate and Other Action......................................  7
         6.2      Access to Information...........................................  7
         6.3      Conduct of Business to Closing..................................  7
         6.4      Consents........................................................  9
         6.5      Covenant Not to Compete......................................... 10
         6.6      Confidentiality................................................. 10
         6.7      Access to Information; Cooperation After Closing................ 10

VII. COVENANTS AND AGREEMENTS OF E-P.............................................. 11
         7.1      Corporate and Other Action...................................... 11
         7.2      Assumed Liabilities............................................. 11
         7.3      Confidentiality................................................. 11
         7.4      Nonsolicitation................................................. 11
         7.5      Agreement Concerning Acquisition and Voting of ISONICS Common
                  Stock or Derivative Securities.................................. 11
         7.6      Agreement Not To Cause a Rule 13e-3 Transaction................. 12
         7.7      Compliance with SEC Reporting Requirements...................... 12

                                      - 2 -


VIII. SURVIVAL; INDEMNIFICATION................................................... 13
         8.1      Survival of Representations, Warranties and Covenants........... 13
         8.2      Indemnification................................................. 13
         8.3      Procedures...................................................... 13
         8.4      Limitations..................................................... 15

IX. CONDITIONS OF E-P'S OBLIGATIONS............................................... 15
         9.1      Representations and Warranties True............................. 15
         9.2      Covenants and Agreements--No Default............................ 15
         9.3      No Material Adverse Change...................................... 15
         9.4      Consents........................................................ 16
         9.5      Closing Documents............................................... 16
         9.6      Adverse Proceedings............................................. 16

X. CONDITIONS OF OBLIGATIONS OF ISONICS........................................... 16
         10.1     Representations and Warranties True............................. 16
         10.2     Covenants and Agreements; No Default............................ 16
         10.3     Consents........................................................ 16
         10.4     Closing Documents............................................... 17
         10.5     Adverse Proceedings............................................. 17

XI. CLOSING....................................................................... 17
         11.1     Time and Place of Closing....................................... 17
         11.2     Performance by ISONICS.......................................... 17
         11.3.    Performance by E-P.............................................. 18

XII. TERMINATION.................................................................. 19
         12.1     Termination..................................................... 19
         12.2     Effect of Termination........................................... 19

XIII. MISCELLANEOUS PROVISIONS.................................................... 19
         13.1     Expenses........................................................ 19
         13.2     Further Assurances.............................................. 20
         13.3     Notices......................................................... 20
         13.4     References and Construction..................................... 21
         13.5     Entire Agreement................................................ 22
         13.6     No Public Announcement.......................................... 22
         13.7     Counterparts; Effectiveness..................................... 22
         13.8     Severability of Provisions...................................... 22
         13.9     Exhibits and Schedules.......................................... 22
         13.10    Waivers and Amendments.......................................... 22
         13.11    Successors and Assigns.......................................... 23
         13.12    Governing Law................................................... 23
         13.13    Dispute Resolution.............................................. 23

                                     - 3 -

EXHIBIT A DEFINITIONS.............................................................  1

EXHIBIT B REPRESENTATIONS AND WARRANTIES OF ISONICS...............................  1

EXHIBIT C REPRESENTATIONS AND WARRANTIES OF E-P...................................  1


SCHEDULES:

         A          -      Zinc Assets
         2.2        -      Assumed Liabilities
         2.4(a)     -      Inventory
         2.5        -      Tax Allocation
         3.1(a)     -      Specifications and delivery schedule for Silicon - 28
         3.1(b)     -      Form of Warrant
         11.2(a)    -      Form of Bill of Sale
         11.2(b)    -      Form of Assignment and Assumption Agreement
         11.2(c)    -      Opinion of Counsel to Isonics
         11.2(g)    -      Form of Registration Rights Agreement
         11.3(c)    -      Form of Bill of Sale - Silicon-28
         11.3(d)    -      Opinion of counsel to E-P
         B1.2       -      Capitalization
         B2.2       -      Consents of ISONICS
         B5         -      Lawsuits
         B6.1       -      Subsidiaries
         B6.3       -      Organization of Subsidiaries
         B6.4       -      Investments
         B8         -      Licenses and Permits
         B12        -      Environmental Matters
         B15        -      Tax Matters
         B21        -      Contracts
         C4         -      Consents of E-P


                            ASSET PURCHASE AGREEMENT
                            ------------------------


         This ASSET PURCHASE AGREEMENT (this "Agreement") is made as of this 30th day of November 1999 by and among EAGLE-PICHER TECHNOLOGIES, LLC, a limited liability company formed under Delaware law ("E-P"), EAGLE-PICHER INDUSTRIES, INC., an Ohio corporation ("EPI"), and ISONICS CORPORATION, a California corporation ("ISONICS").

                                 R E C I T A L S
                                 ---------------

A. ISONICS has been engaged in the business of selling depleted zinc directly or indirectly to commercial and governmental operators of nuclear power plants as described in more detail in ISONICS's annual report on Form 10-KSB for the year ended April 30, 1999 (the "DZ Business") and owns certain assets (including inventory and certain contract rights) associated with the DZ Business (which assets are more specifically described on SCHEDULE A);

B. ISONICS desires to sell, assign and convey all of the Zinc Assets to E-P and EPI, and E-P and EPI are willing to purchase the Zinc Assets and assume certain specified liabilities relating to the DZ Business, all as more fully described and upon the terms and conditions contained in this Agreement (collectively referred to as the "DZ Transaction"); and

C. ISONICS desires to purchase 200 kilograms of Silicon-28 from E-P (the "Silicon Purchase"), and E-P is willing to enter into the Silicon Purchase in exchange for a warrant (the "Warrant") to purchase 4,000,000 shares of ISONICS common stock, all as more fully described and upon the terms and conditions contained in this Agreement (collectively referred to as the "Silicon Transaction").

         NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:


                                       I.
                                   DEFINITIONS

         1.1. DEFINITIONS. Capitalized terms in this Agreement shall have the meanings specified in this Agreement or in Exhibit A.


                                       II.
                        PURCHASE AND SALE OF ZINC ASSETS

         2.1 ZINC ASSETS. On the Closing Date and on the terms and subject to the conditions set forth in this Agreement, ISONICS will sell, transfer, assign and deliver to E-P and EPI, or either of them, as they may direct, free and clear of any Encumbrance, other than the Assumed Liabilities (as defined in Section 2.2), and E-P and EPI, or one of them, as they may direct, will purchase, acquire and accept from ISONICS, all right, title and interest in and to the Zinc Assets. Except for the express representations and warranties set forth in this Agreement, the sale of the Zinc Assets will be "as is, where is" and without warranties of merchantability or fitness for any particular purpose, and FOB ISONICS' facility in Golden, Colorado; E-P and EPI will pay for the packaging and delivery of the Zinc Assets to E-P's facility.

         2.2 ASSUMED LIABILITIES. Upon the terms of and subject to the conditions set forth in this Agreement, E-P shall assume at Closing and accept only the liabilities and obligations of ISONICS listed on SCHEDULE 2.2 to this Agreement (the "Assumed Liabilities"). Neither E-P nor EPI shall assume any other liabilities of ISONICS.

         2.3  PURCHASE PRICE.

                  2.3(a). Subject to adjustment as contemplated by Section 2.4, the aggregate consideration to be received by ISONICS for the Zinc Assets (the "Purchase Price") consists of (i) cash equal to (A) $5,000,000 (the "Cash Portion"), PLUS (B) an estimate of Net Current Asset Value (as calculated pursuant to Section 2.4(a) at the Closing
         Date); (ii) the Additional Payments described in Section 2.3(b) and
         (iii) the assumption by E-P of the Assumed Liabilities.

                  2.3(b). Subject to the terms and conditions set forth herein, the Purchase Price shall be payable as follows:

                           (i) At the Closing, E-P and EPI, jointly and
                  severally, shall pay ISONICS cash equal to the Cash Portion and the estimated Net Current Asset Value by wire transfer of immediately available funds to such account or accounts as ISONICS shall specify in writing at least two Business Days prior to Closing.

                           (ii)     First Additional Payment.
                                    -------------------------

                                    (A) Not later than November 30, 2000, E-P
                           and EPI, jointly and severally, will pay ISONICS $500,000, unless there is a Supplier Non-Performance during the period from the date hereof to November 30, 2000. AO Techsnabexport/Electrochemical Plant is the "Supplier." The term "Supplier Non-Performance" is defined to mean the Supplier's failure to supply to E-P or EPI, as the case may be, the quantities of zinc oxide powder required by the Supply Contract upon the terms and conditions, including price, set forth in the Supply Contract, unless the reason for the Supplier's failure is a breach of the Supply Contract by E-P or EPI, as the case may be. The term "Supply Contract" means that certain contract #08843672/70034-02D dated February 10, 1997, as amended, between ISONICS and the Supplier for the supply of zinc oxide powder in accordance with the terms of such contract (which contract will be assigned to E-P or EPI, as the case may be, at the Closing).

                                    (B) If the Supplier partially performs under
                           the Supply Contract but such partial performance constitutes a Supplier NonPerformance, the First Additional Payment will be pro-rated, based on the amount of zinc oxide powder actually provided by the Supplier upon the terms and conditions of the Supply Contract divided by the amount of zinc oxide powder required to be provided under the Supply Contract (the "Additional Payment Pro-ration").

                                    (C) E-P or EPI, as the case may be, may only
                           declare a Supplier Non-Performance under this Section 2.3(b)(ii), Section 2.3(b)(iii) or Section 2.3(b)(iv), or claim a partial performance if E-P or EPI, as the case may be, gives ISONICS prompt notice of and information with respect to the Supplier Non-Performance and an opportunity for ISONICS to assist E-P or EPI, as the case may be, in correcting or seeking to remedy the Supplier Non-Performance.

                  (iii)  Second Additional Payment.
                         -------------------------

                                    (A) Not later than November 30, 2001, E-P
                           and EPI, jointly and severally, will pay ISONICS an additional $500,000, unless there is a Supplier Non-Performance for the period from December 1, 2000 to November 30, 2001.

                                    (B) If during the period for which the
                           Second Additional Payment is calculated, the Supplier partially performs under the Supply Contract but such partial performance constitutes a Supplier NonPerformance, E-P and EPI, jointly and severally, will pay ISONICS an amount calculated pursuant to the Additional Payment Pro-ration.

                  (iv)  Third Additional Payment.
                        -------------------------

                                    (A) Not later than November 30, 2002, E-P
                           and EPI, jointly and severally, will pay ISONICS an additional $500,000, unless there is a Supplier Non-Performance for the period from December 1, 2001 to November 30, 2002.

                                    (B) If during the period for which the Third
                           Additional Payment is calculated, the Supplier partially performs under the Supply Contract but such partial performance constitutes a Supplier Non-Performance, E-P and EPI, jointly and severally, will pay ISONICS an amount calculated pursuant to the Additional Payment Pro-ration.

         2.4      NET CURRENT ASSET VALUE AND CLOSING PURCHASE PRICE ADJUSTMENT.

                  2.4(a). Not later than five Business Days prior to the Closing Date, ISONICS shall prepare and submit to E-P a closing statement estimating Net Current Asset Value for the DZ Business (the "Estimated Closing Statement"), and setting forth, in reasonable detail, ISONICS' estimation of the inventory less accounts payable of the DZ Business as of the Closing Date (the "Estimated Net Current Asset Amount"). For purposes of calculating the Estimated Net Current Asset Amount and the Final Net Current Asset Amount (as defined below), (x) inventory ("Inventory") shall be valued as set forth in SCHEDULE 2.4(a) and (y) accounts payable shall consist only of current accounts payable incurred in the ordinary course of the DZ Business ("Accounts Payable"). The Estimated Closing Statement shall be accompanied by such supporting documentation as E-P may reasonably request.

                           (i) If E-P disputes the correctness of the Estimated
                  Net Current Asset Amount, E-P shall (not later than the second Business Day prior to the Closing Date) notify ISONICS of its objections and shall set forth, in writing and reasonable detail, the reasons for E-P's objections and the amount E-P estimates for the Estimated Net Current Asset Amount. If E-P and ISONICS differ on the amount of the Estimated Net Current Asset Value and are unable to resolve their differences prior to the Closing Date, the amount to be included in the Purchase Price will be the Estimated Net Current Asset Value as estimated by ISONICS.

                           (ii) If E-P fails to deliver a notice of objections
                  within the timeframe set forth in Section 2.4(a)(i), E-P shall be deemed to have accepted ISONICS' calculation for the purpose of the payment of the Purchase Price as of the Closing Date.

                  2.4(b). Promptly following the Closing Date, but in no event later than 60 days after the Closing Date, E-P shall prepare and submit to ISONICS a closing statement of Net Current Assets for the DZ Business (the "Closing Statement"), setting forth, in reasonable detail, E-P's calculation of the actual Inventory and Accounts Payable of the DZ Business as of the Closing Date (the "Final Net Current Asset Amount"). The Closing Statement shall be accompanied by such supporting documentation as ISONICS may reasonably request.

                           (i) If ISONICS disputes the correctness of the Final
                  Net Current Asset Amount, ISONICS shall notify E-P of its objections within 20 days after the receipt of the Closing Statement and shall set forth, in writing and reasonable detail, the reasons for ISONICS' objections. E-P and ISONICS shall endeavor in good faith to resolve any disputed items within 20 days after E-P's receipt of ISONICS' notice of objections. If they are unable to do so, E-P and ISONICS shall select a nationally known independent accounting firm (the "Independent Accountants") to resolve the dispute, and the determination of such firm in respect of the correctness of each item remaining in dispute shall be conclusive and binding on ISONICS and E-P. ISONICS and E-P shall cooperate with the Independent Accountants and shall provide the Independent Accountants with such background materials and other information as the Independent Accountants shall request. The fees and expenses, if any, of the Independent Accountants shall be paid one-half by ISONICS and one-half by E-P.

                           (ii) If ISONICS fails to deliver a notice of
                  objections within such time, ISONICS shall be deemed to have accepted E-P's calculation.

                           (iii) If the Final Closing Statement reflects a Net
                  Current Asset Value higher than included in the Estimated Closing Statement, E-P and EPI, jointly and severally, will pay ISONICS the difference within seven Business Days; if the Final Closing Statement reflects a Net Current Asset Value lower than included in the Estimated Closing Statement, ISONICS will pay E-P or EPI, as they may direct, the difference within seven Business Days. If there is any dispute as to the Final Closing Statement, final payment, if any, will be made within seven Business Days after the resolution of the dispute.

                  2.4(c). The Closing Statement and the Final Net Current Asset Amount shall be determined in accordance with GAAP, except that Inventory shall be valued as set forth in SCHEDULE 2.4(a).

         2.5 ALLOCATION OF PURCHASE PRICE. E-P and ISONICS agree to allocate the Purchase Price and the components of the Purchase Price consideration among the Zinc Assets pursuant to the tax allocation schedule set forth on SCHEDULE 2.5 attached hereto. E-P and ISONICS shall not take any position on their respective Tax Returns that is inconsistent with such allocation of the Purchase Price and the components of the Purchase Price consideration pursuant to SCHEDULE 2.5, and ISONICS and E-P shall prepare and timely file such reports and information returns as may be required to report the allocation of the Purchase Price pursuant to this Section 2.5. Within 20 Business Days after the determination of the Final Net Current Asset Amount, ISONICS and E-P shall adjust SCHEDULE 2.5 to be consistent with the amount of, and the components of, the Final Net Current Asset Amount.

         2.6 ASSIGNMENT OF CONTRACTS AND RIGHTS. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Zinc Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach or other contravention thereof or in any way would adversely affect the rights of E-P or EPI thereunder. ISONICS will use its best efforts to obtain the consent of the other parties to any such Zinc Asset or any claim or right or any benefit arising thereunder for the assignment thereof to E-P or EPI as E-P or EPI may reasonably request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of E-P or EPI or E-P or EPI would not in fact receive all such rights, ISONICS and E-P or EPI will cooperate in a mutually agreeable arrangement under which ISONICS would provide to E-P or EPI the benefits thereunder in accordance with the intent of this Agreement, including subcontracting, sub-licensing, or sub-leasing to E-P or EPI, or under which ISONICS would enforce for the benefit of E-P or EPI any and all rights of ISONICS against a third party thereto. From and after the Closing, ISONICS will pay to E-P or EPI within five (5) Business Days of receipt all monies received by ISONICS in respect of any Zinc Asset or any claim or right or any benefit arising thereunder. The covenants of each of ISONICS and E-P or EPI set forth in this Section 2.6 shall survive the Closing until the assignment or novation of all Contracts that constitute a portion of the Zinc Assets to E-P or EPI. Nothing in this Section 2.6 will limit the applicability of the condition set forth in Section 9.4.

         2.7 AVAILABILITY OF PERSONNEL. ISONICS will make the services of Boris Rubizhevsky available as an independent consultant at times and place reasonably requested by E-P (not to exceed 160 hours in any 12 month period) to assist E-P in its dealings with the Supplier. E-P shall pay directly or reimburse ISONICS for expenses incurred by Mr. Rubizhevsky in the performance of his duties requested by E-P, and compensate ISONICS for Mr. Rubizhevsky's services at the rate of $107 per hour.


                                      III.
                               SILICON TRANSACTION

         3.1      SILICON PURCHASE.

                  3.1(a). On the terms and subject to the conditions set forth in this Agreement and for the consideration set forth in Section 3.2, E-P will sell, transfer, assign and deliver to ISONICS, free and clear of any Encumbrance, and ISONICS will purchase, acquire and accept from E-P, all right, title and interest in and to 200 kilograms of Silicon-28 meeting the specifications set forth on SCHEDULE 3.1(a), and subject to the delivery obligations set forth in SCHEDULE 3.1(a) (the "Silicon Purchase"). The Silicon- 28 included in the Silicon Purchase will be packaged in a manner meeting the regulations of the U.S. Department of Transportation for transportation over interstate highways and made available for ISONICS FOB E-P's facility in Oklahoma. E-P represents and warrants that it will use all commercially reasonable efforts to cause its pilot plant to meet the delivery commitments for the Silicon-28 set forth on SCHEDULE 3.1(a) (including without limitation if necessary and if available on commercially reasonable terms obtaining enrichment of its Silicon-28 production to meet such specifications), which representation and warranty will survive the Closing until the delivery commitments have been met. E-P will keep ISONICS informed of its progress in producing the Silicon-28 and will consult and co-operate with ISONICS in seeking to perform its obligations under this Section 3.1(a). Notwithstanding the foregoing, E-P shall not be liable for any failure to meet such delivery commitments if and to the extent that such failure results from any fire, flood, windstorm, strike or labor unrest, shortage of raw materials, act of God or other cause beyond the reasonable control of E-P.

                  3.1(b). Consideration. On the Closing Date, and only after the completion of the DZ Transaction between the Parties, ISONICS will pay E-P in full for the Silicon Purchase (for which E-P will receive payment in full upon receipt of the Warrant) by issuing to E-P the Warrant in the form attached hereto as Schedule 3.1(b).

                  3.1(c). Remedy. Notwithstanding any other provision of this Agreement, ISONICS' sole remedy for any breach by E-P of its obligation under this ARTICLE III shall be as follows: (i) If after using commercially reasonable efforts (including using third parties to enrich the Silicon-28 where reasonable), and after regular consultation with and advice from ISONICS, E-P's pilot plant is incapable of producing and beneficiating (or providing for the beneficiation of) Silicon-28, and if E-P gives written notice to such effect to ISONICS on or before March 31, 2000, E-P may cancel its obligation to deliver Silicon-28 to ISONICS on or before December 31, 2000, in accordance with this Article III. If E-P cancels its obligation under this Article III pursuant to this Clause 3.1(c)(i), E-P must return the Warrant and the Registration Rights Agreement to ISONICS for cancellation. In such case, E-P will be liable for no additional damages to ISONICS; and (ii) If E-P does not cancel its obligation under this Article III in accordance with Clause 3.1(c)(i), E-P must deliver the Silicon-28 to ISONICS in accordance with this Article III or be liable to ISONICS for damages in accordance with Section 12.2.


                                       IV.
                    REPRESENTATIONS AND WARRANTIES OF ISONICS

         4.1 REPRESENTATIONS AND WARRANTIES OF ISONICS. ISONICS represents and warrants to E-P as set forth on Exhibit B.


                                       V.
                      REPRESENTATIONS AND WARRANTIES OF E-P

         5.1 REPRESENTATIONS AND WARRANTIES OF E-P. E-P represents and warrants to ISONICS as set forth on Exhibit C.

                                       VI.
                       COVENANTS AND AGREEMENTS OF ISONICS

         6.1 CORPORATE AND OTHER ACTION. ISONICS shall take all action, corporate or otherwise, which is necessary or reasonably appropriate to complete the Contemplated Transactions, including the execution and delivery of all documents and instruments that are necessary to effect the Contemplated Transactions and obtaining all consents of third parties.

         6.2 ACCESS TO INFORMATION. Except as prohibited or limited by law or regulation, ISONICS shall, from and after the date of this Agreement and until the Closing Date, give E-P and its employees, counsel, accountants and other representatives full and complete access upon reasonable notice during normal business hours, to all officers, employees, offices, properties, Contracts, records and affairs of ISONICS and the DZ Business, and will provide copies of such information concerning ISONICS and the DZ Business as E-P may reasonably request.

         6.3 CONDUCT OF BUSINESS TO CLOSING. Except with the prior written consent of E-P or as otherwise provided in this Agreement, from the date of this Agreement until the Closing Date, ISONICS shall conduct the DZ Business in the ordinary course consistent with historical and customary operating practices and shall use its reasonable commercial efforts to preserve the Zinc Assets and the DZ Business, and maintain the relations and goodwill with suppliers, landlords, creditors, agents, customers and others having business relationships with ISONICS, and ISONICS shall not:

                  6.3(a). make any individual capital expenditure, or group of related capital expenditures, relating to the DZ Business in excess of $5,000;

                  6.3(b). sell or dispose of more than an aggregate of $5,000 of assets that would constitute Zinc Assets if owned, held or used by ISONICS on the Closing Date except sales of inventory by ISONICS in the ordinary course of its business;

                  6.3(c). sell, transfer, license or otherwise dispose of, any Intellectual Property that would constitute Zinc Assets if owned, held or used by ISONICS on the Closing Date;

                  6.3(d). terminate or materially reduce the coverage of any policies of title, liability, fire, workers' compensation, property and any other form of insurance covering the Zinc Assets or the operations of ISONICS or the DZ Business;

                  6.3(e). settle any material lawsuit, claim or other material dispute nor settle any other lawsuit, claim or other dispute if such settlement imposes a continuing non-monetary obligation on the DZ Business or any of the Zinc Assets or any material monetary obligation that will not be satisfied prior to the Closing;

                  6.3(f). except as contemplated by this Agreement, grant or implement any new or modified severance, termination or other employee benefit or compensation arrangement or increase or accelerate any benefits payable under the severance or termination pay policies or other employee benefit or compensation arrangements (including increasing the rate at which any Employee accrues vacation) with respect to any Employee;

                  6.3(g). except as otherwise may be permitted or required by this Agreement or Applicable Law, adopt or amend in any material respect any Employee Plan or Benefit Arrangement in respect of any Employee or increase the compensation or fringe benefits of any such Employee or pay any benefit not required by any Employee Plan or Benefit Arrangement with respect to such Employee as in effect on the date hereof;

                  6.3(h). fail to keep the equipment, machinery and systems used in the DZ Business in compliance, in all material respects, with all Applicable Laws and with all licenses and permits, and reasonably maintain all such assets and replace any thereof which shall be worn out, lost, stolen, or destroyed, in accordance with past practices (other than assets that are no longer necessary for the operation of the DZ Business);

                  6.3(i). fail to maintain the files and records of the DZ Business in the usual, regular and ordinary manner, consistent with past practices or change its accounting systems;

                  6.3(j). fail to manage or cause to be managed the collection and payment of the accounts receivable and accounts payable of the DZ Business and otherwise maintain and manage its inventories and other current assets and current liabilities in the ordinary course of business and consistent with past practice, including making payment with respect to all of their respective accounts payable, current maturities of long term debt and other current payables in a timely manner and in accordance with the terms of such payable or such indebtedness, as the case may be, provided that no such indebtedness (other than intercompany indebtedness) shall be prepaid or otherwise retired in whole or in part prior to the date on which such indebtedness or portion thereof is due to be repaid, it being understood that the covenant set forth in this Section 6.3 shall not prohibit ISONICS from disputing any accounts payable in good faith, in the ordinary course of business and consistent with past practice;

                  6.3(k). fail to take commercially reasonable steps to protect all Intellectual Property and use commercially reasonable efforts to prevent any Intellectual Property from falling into the public domain;

                  6.3(l). enter into any agreement, contract, lease, license, commitment or instrument (or series of related agreements, contracts, leases, licenses, commitments or instruments) that would be required to be listed on Schedule B21 or accelerate, terminate, modify or cancel in a manner adverse to the DZ Business any agreement, contract, lease, license, commitment or instrument (or series of related agreements, contracts, leases, licenses, commitments or instruments) that is required to be listed on Schedule B21;

                  6.3(m). impose any Encumbrance upon any of the Zinc Assets;

                  6.3(n). enter into any consulting or other agreement which requires payment of commissions based on the performance of the DZ Business; or

                  6.3(o).  commit to any of the foregoing.

         6.4 CONSENTS. ISONICS shall use its best efforts to:

                  6.4(a). obtain all consents, waivers and authorizations and make all filings with and give all notices that may be necessary or reasonably required to complete the Contemplated Transactions, and

                  6.4(b). cause each of the conditions precedent to the obligations of E-P to be satisfied.

         6.5 COVENANT NOT TO COMPETE. ISONICS agrees that for a period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the "Noncompete Period"), it will not directly or indirectly, own, manage, operate, join, control or participate in the ownership, management, operation or control of, any business whether in corporate, limited liability company, proprietorship or partnership form or otherwise as more than a five percent owner in such business if such business is competitive with the DZ Business as of the Closing Date. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that E-P, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the requirement of bond. In the event that the provisions of this Section 6.5 should ever be deemed to exceed the limitation provided by applicable law, then the parties agree that such provisions shall be reformed to set forth the maximum limitations permitted.

         6.6 CONFIDENTIALITY. During the Noncompete Period, ISONICS will, and will cause its Affiliates to, treat and hold as confidential any confidential information relating to the operations or affairs of E-P or the DZ Business. If ISONICS or any of its Affiliates is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Applicable Law) to disclose any such confidential information then ISONICS shall notify E-P promptly of the request or requirement so that E-P, at its expense, may seek an appropriate protective order or waive compliance with this Section. If, in the absence of a protective order or receipt of a waiver hereunder, ISONICS or any of its Affiliates is, on the advice of counsel, compelled to disclose such confidential information, ISONICS or any of its Affiliates, as the case may be, may so disclose the confidential information, provided that ISONICS or any of its Affiliates, as the case may be, shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment will be accorded to such confidential information. No obligation of confidentiality shall apply to any confidential information of E-P that ISONICS (i) can reasonably demonstrate in writing was already known or in ISONICS' possession, (ii) can reasonably demonstrate in writing was developed independently by ISONICS or (iii) ISONICS rightfully receives from a third party without knowledge of a violation of any obligation of confidentiality, provided, however, that if ISONICS later learns that any such information was received in violation of any obligation of confidentiality, from that point ISONICS shall treat such information pursuant to the terms of this Agreement. In addition, no obligation of confidentiality shall apply to any information that is known to, or becomes generally available to, the public without breach of this Agreement.

         6.7 ACCESS TO INFORMATION; COOPERATION AFTER CLOSING. On and after the Closing Date, ISONICS shall, at E-P's expense, (i) afford E-P reasonable access upon reasonable prior notice during normal business hours to all employees, offices, properties, contracts, records, books and affairs of ISONICS to the extent relating to the conduct of the DZ Business prior to the Closing, and (ii) cooperate fully with E-P with respect to matters relating to the conduct of the DZ Business prior to the Closing, including, without limitation, in the defense or pursuit of any Zinc Asset or Assumed Liability or any claim or action that relates to occurrences involving the DZ Business prior to the Closing Date.


                                      VII.
                         COVENANTS AND AGREEMENTS OF E-P

         7.1 CORPORATE AND OTHER ACTION. E-P shall take all action, corporate or otherwise, which is necessary or reasonably appropriate to complete the Contemplated Transactions, including the execution and delivery of all documents and instruments that are necessary to effect the Contemplated Transactions.

         7.2 ASSUMED LIABILITIES. E-P shall pay and discharge the Assumed Liabilities in accordance with its normal business practices.

         7.3 CONFIDENTIALITY. For a period of five years from and after the Closing Date, E-P will, and will cause its Affiliates to, treat and hold as confidential, any confidential information relating to the operations or affairs of ISONICS other than the DZ Business or the Zinc Assets. In the event that E-P, or any of its Affiliates, is requested or required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process or by Applicable Law) to disclose any such confidential information then E-P shall notify ISONICS promptly of the request or requirement so that ISONICS, at its expense, may seek an appropriate protective order or waive compliance with this Section. If, in the absence of a protective order or receipt of a waiver hereunder, E-P, or any of its Affiliates, is, on the advice of counsel, compelled to disclose such confidential information, E-P, or its Affiliates, as the case may be, may so disclose the confidential information, provided that E-P, or its Affiliates, as the case may be, shall use reasonable commercial efforts to obtain reliable assurance that confidential treatment will be accorded to such confidential information. No obligation of confidentiality shall apply to any confidential information of ISONICS that E-P (i) can reasonably demonstrate in writing was already known or in E-P's possession,
(ii) can reasonably demonstrate in writing was developed independently by E-P or (iii) E-P rightfully receives from a third party without knowledge of a violation of any obligation of confidentiality, provided, however, that if E-P later learns that any such information was received in violation of any obligation of confidentiality, from that point E-P shall treat such information pursuant to the terms of this Agreement. In addition, no obligation of confidentiality shall apply to any information that is known to, or becomes generally available to, the public without breach of this Agreement.

         7.4 NONSOLICITATION. In the event that the Closing does not occur for any reason, for a period of one year after the termination of this Agreement, without the prior consent of ISONICS, E-P will not solicit the employment of any person who is employed by ISONICS; provided, that the foregoing shall not apply to responses to or follow-up hiring in respect of general solicitations or advertisements for job positions not specifically or generally directed to any employee of ISONICS.

         7.5 AGREEMENT CONCERNING ACQUISITION AND VOTING OF ISONICS COMMON STOCK OR DERIVATIVE SECURITIES. E-P, on behalf of itself and its Affiliates, agrees that it (including its Affiliates) will not acquire a beneficial interest in shares of common stock of ISONICS in public transactions or private transactions except pursuant to the exercise of the Warrant. In addition, to the extent E-P or any Affiliate owns, or acquires any ISONICS common stock (whether through the exercise of the Warrant or otherwise, whether or not in violation of this Agreement):

                  7.5(a). E-P will vote any and all Company Voting Securities owned of record by E-P, and shall cause any and all Company Voting Securities owned beneficially by E-P, to be voted with respect to the election or removal of directors of ISONICS in accordance with the recommendations of a majority of the Board of Directors of ISONICS;

                  7.5(b). E-P will not form, join, or in any other way participate in a partnership, pooling agreement, syndicate, voting trust, or other "group" with respect to Company Voting Securities or enter into any agreement or arrangement or otherwise act in concert with any other person for the purpose of acquiring, holding, voting, or disposing of Company Voting Securities.

                  7.5(c). E-P shall be present, in person or by proxy, at all meetings of stockholders of ISONICS so that any and all Company Voting Securities owned of record or beneficially owned by E-P may be counted for the purpose of determining the presence of a quorum at such meetings. E-P shall not directly or indirectly take any action, along or in concert with any other person to circumvent the limitations of this Agreement.

                  7.5(d). E-P will use its best efforts to cause its Affiliates to act in accordance with the requirements of Paragraphs (a), (b), and
         (c) of this Section 7.5 as though they were each a party to this Agreement and bound by such provisions.

These covenants shall survive the Closing or termination of this Agreement for a period of two years.

         7.6 AGREEMENT NOT TO CAUSE A RULE 13E-3 TRANSACTION. E-P agrees that it will not take, directly or indirectly (and it will not cause or permit any Affiliate to take, directly or indirectly) actions to cause ISONICS to accomplish a going-private transaction or other transaction of the type described in Rule 13e-3 under the Securities Exchange Act of 1934, as amended. This covenant shall survive the Closing or termination of this Agreement for a period of two years.

         7.7 COMPLIANCE WITH SEC REPORTING REQUIREMENTS. E-P acknowledges that the acquisition of the Warrant will result in it becoming the beneficial holder of more than 10% of the outstanding common stock of ISONICS. E-P further acknowledges its understanding that the common stock of ISONICS is registered under the Securities Exchange Act of 1934, as amended. E-P hereby covenants and agrees that it will comply with the reporting requirements of Section 13(d) and
Section 16(a) of the Securities Exchange Act of 1934 (and the rules thereunder) to the extent such requirements are applicable to E-P and its Affiliates.


                                      VIII.
                            SURVIVAL; INDEMNIFICATION

         8.1 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties made in this Agreement by ISONICS and E-P, respectively, shall survive the Closing until the second anniversary of Closing (or, if applicable, for the period set forth in the particular representation or warranty), provided that the representations and warranties set forth in B2, B14 and C2 shall survive for the applicable statute of limitations.

         8.2 INDEMNIFICATION.

                  8.2(a). E-P shall defend, hold harmless and indemnify ISONICS and its Affiliates (each a "Seller Indemnified Party") from and against any and all Damages to which a Seller Indemnified Party may become subject insofar as the Damages (or actions in respect thereof) arise out of or are based upon (i) any failure by E-P to perform its obligations under this Agreement; (ii) the failure of E-P to satisfy the Assumed Liabilities; or (iii) any breach by E-P of its representations, warranties, covenants and agreements set forth in this Agreement (provided that a notice contemplated by Section 8.3 of a claim for indemnification is provided to the Indemnitor (as defined in Section 8.3) on or prior to the time of the expiration of the applicable representation or warranty).

                  8.2(b). ISONICS shall defend, hold harmless and indemnify E-P and its Affiliates (each, a "Buyer Indemnified Party") from and against any and all Damages, to which a Buyer Indemnified Party may become subject, insofar as the Damages (or actions in respect thereof) arise out of or are based upon (i) any failure by ISONICS to perform its obligations under this Agreement; (ii) any breach by ISONICS of any of the representations, warranties, covenants and agreements set forth in this Agreement (provided that a notice contemplated by Section 8.3 of a claim for indemnification is provided to the Indemnitor on or prior to the time of the expiration of the applicable representation or warranty), (iii) any liability of ISONICS other than the Assumed

         Liabilities or (iv) any liability of ISONICS under Environmental Laws incurred prior to the Closing Date.

         8.3 PROCEDURES.

                  8.3(a). Promptly after receipt by a party eligible for indemnification under this ARTICLE VIII (an "Indemnified Party") of notice of the commencement of any action, arbitration proceeding, governmental investigation or any other claim (a "Third Party Claim"), the Indemnified Party shall, if a claim in respect thereof is to be made against a party liable for indemnification under this ARTICLE VIII (an "Indemnitor"), notify the Indemnitor of the commencement thereof; provided, however, that the failure of the Indemnified Party to notify the Indemnitor shall not relieve the Indemnitor from any liability under this ARTICLE VIII, except to the extent and only to the extent it is proved that the Indemnitor suffered actual prejudice from the failure to notify in connection with or in defending against such Third Party Claim.

                  8.3(b). If any action is brought against an Indemnified Party and the Indemnified Party notifies the Indemnitor of the commencement thereof, the Indemnitor shall be entitled to participate in and, to the extent that the Indemnitor may wish, to assume the defense of the action, with counsel reasonably satisfactory to the Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the Indemnitor), and after notice from the Indemnitor to the Indemnified Party of its election to assume the defense, the Indemnitor shall not be liable to the Indemnified Party under this ARTICLE VIII for any legal fees or legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding anything in this
         Section 8.3 to the contrary, if the Indemnitor does not assume the defense and control of any such Third Party Claim as provided in this
         Section 8.3, the Indemnified Party shall have the right to defend such Third Party Claim in such manner as it may deem appropriate.

                  8.3(c). The Indemnitor shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, and the Indemnified Party shall consent to such settlement of, or the entry of any such judgment arising from, such Third Party Claim; provided, however, that the Indemnitor shall:

                           (i) pay or cause to be paid all amounts arising out
                  of such settlement or judgment concurrently with the effectiveness thereof;

                           (ii) not encumber any of the assets of the
                  Indemnified Party or agree to any restriction or condition that would apply to the Indemnified Party or to the conduct of the Indemnified Party's business; and

                           (iii) obtain, as a condition of any settlement or
                  other resolution, a complete release of each Indemnified
                  Party.

                  8.3(d). Except to the extent of the foregoing, no settlement or entry of judgment in respect of any Third Party Claim shall be consented to by any Indemnitor or Indemnified Party without the express written consent of the other party. If the Indemnified Party fails to give its consent to a proposed compromise or settlement of a claim that would otherwise be permitted pursuant to this Section 8.3, the Indemnitor shall have no obligation whatsoever to the Indemnified Party with respect to Damages related to such claim in an amount in excess of the proposed compromise or settlement.

                  8.3(e). The parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any prospective claim and to provide each other with all materials, information and data that is reasonably requested by the other in connection with a prospective claim.

         8.4 LIMITATIONS. Notwithstanding the foregoing, an Indemnitor shall have no liability under this ARTICLE VIII for any breach of representation or warranty unless and until the aggregate amount of Damages directly or indirectly suffered or incurred by an Indemnified Party equals or exceeds One Hundred Thousand Dollars ($100,000) (the "Threshold Amount"). At such time as the aggregate Damages directly or indirectly suffered or incurred by an Indemnified Party equals or exceeds the Threshold Amount, the Indemnified Party shall be indemnified to the extent such Damages exceed the Threshold Amount. Furthermore, an Indemnitor shall have no liability under this ARTICLE VIII for any indirect or consequential damages.


                                       IX.
                    CONDITIONS OF E-P'S AND EPI'S OBLIGATIONS

         The obligations of E-P and EPI to complete the Contemplated Transactions which are to be completed on the Closing Date and to perform the other covenants and agreements in accordance with the terms and conditions of this Agreement are subject to satisfaction of each of the following conditions which, if not satisfied, may be waived, but only in a writing executed by E-P, it being understood and agreed that any such waiver by E-P shall not be deemed to constitute a waiver of a claim for Damages in respect of any matter for which indemnification is provided under ARTICLE VIII.

         9.1 REPRESENTATIONS AND WARRANTIES TRUE. Except for representations and warranties that by their terms speak only as of a specified date, each of the representations and warranties of ISONICS contained in this Agreement shall have been true and complete when made and shall be true and complete in all material respects on and as of the Closing Date as if made on and as of the Closing Date, and E-P shall have received a certificate to that effect from the President of ISONICS.

         9.2 COVENANTS AND AGREEMENTS--NO DEFAULT. ISONICS shall not be in default in respect of any material obligation under this Agreement and shall have performed or complied in all respects with all covenants and agreements required by this Agreement to be performed or complied with by ISONICS prior to or as of the Closing Date, and E-P shall have received a certificate to that effect from the President of ISONICS.

         9.3 NO MATERIAL ADVERSE CHANGE. Since July 31, 1999, ISONICS shall not have suffered a Material Adverse Effect on its business (including the DZ Business) or financial condition, and E-P shall have received a certificate to such effect from the President of ISONICS. E-P acknowledges that the continuing losses reported by ISONICS in the ISONICS 1934 Act Reports do not constitute a Material Adverse Effect. E-P also acknowledges that the pro forma and actual impact on ISONICS and its financial statements as a result of the sale of the DZ Business to E-P will result in increased operating losses and other impacts, none of which individually or in the aggregate will constitute a Material Adverse Effect on ISONICS.

         9.4 CONSENTS. E-P shall have received all third-party and governmental consents, novations, waivers, authorizations and approvals identified on Schedule B2.2 or C4 and shall have made all filings and given all notices required in connection with the Contemplated Transactions that are referenced in
Section 7.1 or are set forth on Schedule B2.2 or C4.

         9.5 CLOSING DOCUMENTS. ISONICS shall have provided E-P with duly executed copies of all of the documents required by Section 11.2 to be delivered at Closing by ISONICS.

         9.6 ADVERSE PROCEEDINGS. No action, proceeding or governmental investigation shall have been instituted or threatened against the completion of the Contemplated Transactions.


                                       X.
                      CONDITIONS OF OBLIGATIONS OF ISONICS

         The obligations of ISONICS to complete the Contemplated Transactions which are to be completed on the Closing Date and to perform the other covenants and agreements in accordance with the terms and conditions of this Agreement are subject to satisfaction of each of the following conditions which, if not satisfied, may be waived, but only in a writing executed by ISONICS, it being understood and agreed that any such waiver by ISONICS shall not be deemed to constitute a waiver of a claim for Damages in respect of any matter for which indemnification is provided under ARTICLE VIII.

         10.1 REPRESENTATIONS AND WARRANTIES TRUE. Except as otherwise permitted or contemplated by this Agreement and except for representations and warranties that by their terms speak only as of a specified date, each of the representations and warranties of E-P contained herein shall have been true and complete when made and shall be true and complete in all material respects on and as of the Closing Date as if made on and as of the Closing Date and ISONICS shall have received a certificate to such effect from an authorized officer of E-P.

         10.2 COVENANTS AND AGREEMENTS; NO DEFAULT. Neither E-P nor EPI shall be in default in respect of any material obligation under this Agreement and E-P or EPI shall have performed or complied in all respects with all material covenants and agreements required by this

Agreement to be performed or complied with by E-P or EPI, as the case may be, prior to or as of the Closing Date, and ISONICS shall have received a certificate to such effect from an authorized officer of E-P.

         10.3 CONSENTS. ISONICS shall have obtained all of the third-party and governmental consents, novations, waivers, authorizations and approvals identified on Schedule B2.2 and shall have made all material filings and given all notices required in connection with the Contemplated Transactions that are referenced in Section 6.1 or are set forth in Schedule B2.2.

         10.4 CLOSING DOCUMENTS. E-P shall have provided ISONICS with duly executed copies of all of the documents required by Section 11.3 to be delivered at Closing by E-P.

         10.5 ADVERSE PROCEEDINGS. No action, proceeding or governmental investigation shall have been instituted or threatened against the completion of the Contemplated Transactions.


                                       XI.
                                     CLOSING

         11.1     TIME AND PLACE OF CLOSING.

                  11.1(a). The closing of the Contemplated Transactions (the "Closing") shall take place at 11:00 a.m. (local time) on November 30, 1999, or at such other time and date as may be mutually agreed upon in writing, upon fulfillment of (a) all the conditions set forth in
         ARTICLE IX, which have not been waived in writing by E-P, and (b) all the conditions set forth in ARTICLE X, which have not been waived by ISONICS. If such conditions have not been fulfilled or waived by November 30, 1999, the Closing shall take place within five Business Days after fulfillment or waiver of all such conditions but in no event later than December 31, 1999, unless otherwise mutually agreed in writing by E-P and ISONICS. The Closing shall be deemed to be effective as of the close of business on the Closing Date.

                  11.1(b). All proceedings to be taken and all documents to be executed and delivered by ISONICS in connection with the completion of the Contemplated Transactions shall be reasonably satisfactory in form and substance to E-P and its counsel. All proceedings to be taken and all documents to be executed and delivered by E-P in connection with the completion of the Contemplated Transactions shall be reasonably satisfactory in form and substance to ISONICS and its counsel. All proceedings to be taken and all documents to be executed and delivered at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered.

         11.2 PERFORMANCE BY ISONICS. At the Closing, ISONICS shall deliver or cause to be delivered to E-P or EPI, as they may direct, the following:

                  11.2(a). A bill of sale for the Zinc Assets in the form set forth on SCHEDULE 11.2(a) (the "Bill of Sale").

                  11.2(b). An assignment and assumption agreement executed in counterpart by ISONICS in the form set forth on SCHEDULE 11.2(b) (the "Assignment and Assumption Agreement"), together with all required consents to assignments in respect of Zinc Assets and the issuance of the Warrant (the "Consents").

                  11.2(c). An opinion of counsel to ISONICS substantially in the form set forth on SCHEDULE 11.2(c).

                  11.2(d).  The Warrant.

                  11.2(e). A release of the lien of Coast Business Credit and any other Encumbrances on the Zinc Assets.

                  11.2(f).  Intentionally omitted.

                  11.2(g). A registration rights agreement (the "Registration Rights Agreement") in the form set forth on SCHEDULE 11.2(g) executed by ISONICS.

                  11.2(h). Such other documents, articles of transfer, instruments or agreements as may be reasonably requested by E-P to effectuate the Contemplated Transactions.

         11.3. PERFORMANCE BY E-P. At or prior to the Closing, E-P and EPI, jointly and severally, shall deliver, or cause to be delivered, to ISONICS the following:

                  11.3(a). A wire transfer of funds to ISONICS in the aggregate amount equal to the Cash Portion and the Estimated Net Current Asset Amount.

                  11.3(b). The Assignment and Assumption Agreement executed in counterpart by E-P.

                  11.3(c). A bill of sale and undertaking by E-P to supply the Silicon Purchase meeting the specifications and pursuant to the delivery schedule set forth in SCHEDULE 11.3(c).

                  11.3(d). An opinion of counsel to E-P and EPI substantially in the form set forth on SCHEDULE 11.3(d).

                  11.3(e). Such other documents, articles of transfer, instruments or agreements as may be reasonably requested by ISONICS to effectuate the Contemplated Transactions.

                                      XII.
                                  TERMINATION

         12.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing only as follows:

                  12.1(a).  by mutual written agreement of E-P and ISONICS;

                  12.1(b). by either E-P or ISONICS if there shall be any law or regulation that makes completion of the Contemplated Transactions illegal or otherwise prohibited or if completion of the Contemplated Transactions would violate any nonappealable final order, decree or judgment of any court or Governmental Authority having competent jurisdiction;

                  12.1(c). by either E-P or ISONICS if the Closing shall not have been completed by December 31, 1999; provided, however, that neither E-P nor ISONICS may terminate this Agreement pursuant to this
         Section 12.1(c) if the Closing shall not have been completed by December 31, 1999, by reason of the failure of such party or any of its Affiliates to perform in any material respects any of its or their respective covenants or agreements contained in this Agreement.

Any party desiring to terminate this Agreement pursuant to this Section 12.1 shall give written notice of such termination to the other parties to this Agreement.

         12.2 EFFECT OF TERMINATION. If this Agreement is terminated as permitted by Section 12.1, such termination shall be without liability of any party (or any Affiliate, shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement; provided, however, that if the Contemplated Transactions fail to close as a result of a breach by ISONICS on the one hand, or E-P on the other hand, such breaching party shall be fully liable for any and all actual damages incurred or suffered by the other party as a result of all such breaches. Notwithstanding the foregoing, the provisions of Sections 6.6, 7.3, 7.4, 7.5 and this Section 12.2 shall survive any termination hereof pursuant to Section 12.1.


                                      XIII.
                            MISCELLANEOUS PROVISIONS

         13.1 EXPENSES. Except as otherwise provided herein, ISONICS on the one hand, and E-P and EPI on the other hand, shall bear and pay for their own legal, accounting and other costs and fees incurred in connection with the Contemplated Transactions. All sales, use and other transfer Taxes resulting from or relating to the transfer of any of the Zinc Assets and the Silicon-28 shall be split equally between E-P and ISONICS.

         13.2 FURTHER ASSURANCES. Each party shall execute and deliver such additional documents or take such additional actions as may be requested by another party to this

Agreement if such requested document or action is reasonably necessary to effect the Contemplated Transactions.

         13.3 NOTICES. Any notice, request, instruction or other document or communication required or permitted to be given under this Agreement shall be in writing and shall be deemed given upon delivery in person; upon being deposited in the mail, postage prepaid, for mailing by certified or registered mail; or upon being transmitted by facsimile, as follows:

                  If to E-P or EPI, delivered or mailed to:

                           Boron Department
                           Eagle-Picher Technologies LLC
                           798 Highway 69A
                           Quapaw, OK  74363
                           Attention:  Vice President and General Manager
                           Facsimile:  918-673-1052
                           Telephone:  918-673-2201

                  with copies delivered or sent by facsimile to:

                           Taft, Stettinius & Hollister LLP
                           1800 Firstar Tower
                           425 Walnut Street
                           Cincinnati, OH  45202-3957
                           Attention:  Gerald S. Greenberg, Esq.
                           Facsimile: (513) 381-0205
                           Telephone:  (513) 381-2838

                                    and

                           Eagle-Picher Industries Inc.
                           250 East Fifth Street, Suite 500
                           Cincinnati, Ohio 45202
                           Attention:  Vice President and General Counsel
                           Facsimile:  (513) 629-2572
                           Telephone:  (513) 629-2417

                  If to ISONICS, delivered or mailed to:

                           Isonics Corporation
                           5906 McIntyre Street
                           Golden, CO 80403
                           Attention:  James E. Alexander, President
                           Facsimile    303-279-7300
                           Telephone:   303-279-7900
                  with a copy (which does not constitute notice) delivered or sent by facsimile to:

                           Herrick K. Lidstone, Jr.
                           Norton A Lidstone, P.C.
                           The Quadrant
                           5445 DTC Parkway
                           Suite 850
                           Englewood, Colorado  80111
                           Facsimile:   303-221-5553
                           Telephone:   303-221-5552

or to such other address or addresses as may be specified in writing from time to time by any party to the other parties.

         13.4     REFERENCES AND CONSTRUCTION.

                  13.4(a). References in this Agreement to Sections or Schedules are to sections of or schedules to this Agreement unless otherwise indicated and references to clauses are to clauses of the Section in which the reference appears unless specifically noted otherwise.

                  13.4(b). When used in this Agreement, the word "including" shall have its normal common meaning and any list of items that may follow such word shall not be deemed to represent a complete list of the content of the referent of the subject.

                  13.4(c). Unless the context otherwise requires, the singular shall include the plural and vice versa, references to any gender shall include all other genders and references to persons shall include individuals, bodies corporate, unincorporated associations, partnerships and other entities in each case whether or not having a separate legal personality.

                  13.4(d). The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

                  13.4(e). Section headings are for convenience only and shall not limit or otherwise affect any of the provisions of this Agreement.

                  13.4(g). Except as set forth in the following sentence, this Agreement is not intended to and shall not be construed so as to create any rights in any third party beneficiary. The Affiliates of E-P are intended to be express third-party beneficiaries of the terms contained in this Agreement.

         13.5 ENTIRE AGREEMENT. This Agreement, the Schedules and Exhibits to this Agreement and any other agreements contemplated by this Agreement (including the Confidentiality Agreement) constitute the entire agreement and understanding of the parties hereto with respect to the matters herein set forth, and all prior negotiations, writings and understandings relating to the subject matter of this Agreement are merged herein and are superseded and canceled by this Agreement.

         13.6 NO PUBLIC ANNOUNCEMENT. No party shall make any press release or other public announcement regarding this Agreement or the Contemplated Transactions, without prior consultation with and consent of the other party, which consent may not unreasonably be withheld.

         13.7 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original copy of this Agreement and all of which, when taken together, shall be deemed to constitute one in the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

         13.8 SEVERABILITY OF PROVISIONS. If a court in any proceeding holds any provisions of this Agreement or its application to any person or circumstance invalid, illegal or unenforceable, the remainder of this Agreement, or the application of such provisions to Persons or circumstances other than those to which it was held to be invalid, illegal or enforceable, shall be not affected, and shall be valid, legal and enforceable to the fullest extent permitted by law, but only if and to the extent such enforcement would not materially and adversely frustrate the parties? essential objectives as expressed in this Agreement. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties intend that the court add to this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be valid and enforceable, so as to effect the original intent of the parties to the greatest extent possible.

         13.9 EXHIBITS AND SCHEDULES. All Exhibits and Schedules to this Agreement shall constitute part of this Agreement and shall be deemed to be incorporated in this Agreement by reference and made a part of this Agreement as if set out in full at the point where first mentioned.

         13.10 WAIVERS AND AMENDMENTS. Any of the terms or conditions of this Agreement may be waived but only in writing by the party which is entitled to the benefit thereof, and this Agreement may be amended or modified in whole or in part only by an agreement in writing, executed by all the parties to this Agreement.

         13.11 SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent, which consent shall not be unreasonably withheld, of E-P in the case of ISONICS, and ISONICS in the case of E-P.

         13.12 GOVERNING LAW. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware (without regard to the choice of law provisions thereof).

         13.13 DISPUTE RESOLUTION.

                  13.13(a). SENIOR OFFICERS TO RESOLVE. All claims, disputes or other controversies arising out of, or relating to, this Agreement or the Contemplated Transactions (hereinafter collectively referred to as a "Dispute") shall initially be submitted to a senior officer from each party for resolution by mutual agreement between said officers. Any mutual determination by the senior officers shall be final and binding upon the parties. However, should such senior officers fail to arrive at a mutual decision as to the Dispute within 20 days after notice to both parties of the Dispute, the parties shall then attempt to resolve such Dispute by mediation in accordance with the terms and provisions set forth in the following paragraph.

                  13.13(b). MEDIATION. Notice of the demand for mediation for any Dispute which has not been resolved in accordance with the previous paragraph shall be filed with the other party to this Agreement, and shall be made within a reasonable time after such party is permitted to mediate the Dispute as provided herein. All mediation proceedings shall take place in Dallas, Texas and shall be conducted in accordance with rules mutually determined by the parties. The mediator shall be an individual mutually selected by ISONICS and E-P, which individual shall
         (i) have at least 10 years experience in the discipline which is the subject of the Dispute, or (ii) be an attorney of at least 10 years of experience in the realm of business transactions or commercial litigation. Any mutual decision by the parties pursuant to any such mediation shall be final and binding upon the parties. However, should the parties fail to arrive at a mutual decision as to the Dispute within 30 days after commencement of the mediation proceedings, the parties shall then be entitled to refer such Dispute to arbitration as provided in the following paragraph.

                  13.13(c). ADDITIONAL PROCEEDINGS. To the extent that any Dispute continues to exist after the mediation provided for in the preceding paragraph, the parties agree to resolve the Dispute by binding arbitration, unless the remedy sought is injunctive relief. Respecting any Disputes which ultimately become the subject of court proceedings wherein the remedy sought is injunctive relief, the parties irrevocably agree that (i) the venue and jurisdiction for such proceedings shall be in any court of competent jurisdiction, and (ii) trial by jury is waived by both parties. Arbitration of disputes shall be conducted in Dallas, Texas and shall apply the substantive law governing this Agreement. The arbitration proceedings will be conducted by a panel of three arbitrators in accordance with the Rules of Commercial Arbitration of the American Arbitration Association ("AAA") and under the professional administration of the AAA, except that the parties shall have the rights of discovery as to one another such as are provided by Federal Rules of Civil Procedure 26 through 37 in effect at the time of the arbitration and rights of discovery as to third parties in effect at the time of the arbitration as are provided by law. The arbitration award shall be binding upon the parties.

         IN WITNESS WHEREOF, the parties hereto caused this Agreement to be duly executed on the day and year first above written.

                                        EAGLE-PICHER TECHNOLOGIES, LLC


                                        By: /s/ DALLAS MAYFIELD
                                            -----------------------------
                                            Name: Dallas Mayfield
                                            Title: General Manager -
                                                   Boron Division


                                        ISONICS CORPORATION


                                        By: /s/ JAMES E. ALEXANDER
                                            -----------------------------
                                            James E. Alexander, President


                                        EAGLE-PICHER INDUSTRIES, INC.


                                        By: /s/ DAVID G. KRALL
                                            -----------------------------
                                            Name: David G. Krall
                                            Title: Vice President

                                    EXHIBIT A
                                   DEFINITIONS

I. Terms defined in the Agreement shall have the meaning ascribed to such terms in the Agreement. In addition, the following terms have the following meanings:

         A.       "Accounts Payable" shall have the meaning set forth in Section
                  2.4(a).

         B. "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person, and (ii) any family member of a party to this Agreement. For purposes of determining whether a Person is an Affiliate, the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

         C. "Applicable Law" means, with respect to any Person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Authority (including any environmental law) applicable to such Person or any of its properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person).

         D. "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

         E.       "Closing Date" means the date of Closing.

         F.       "Closing Statement" shall have the meaning set forth in
                  Section 2.4(b).

         G.       "Company Subsidiary" means any Subsidiary of ISONICS.

         H. "Company Voting Securities" shall mean, collectively, common stock, any preferred stock of ISONICS that is entitled to vote generally for the election of directors, any other class or series of ISONICS securities that is entitled to vote generally for the election of directors, and any other securities, warrants, options or rights of any nature (whether or not issued by ISONICS) that are convertible into or exchangeable for, or exercisable for the purchase of or otherwise give the holder thereof any rights in respect of, ISONICS common stock, ISONICS preferred stock that is entitled to vote generally for the election of directors, or any other class or series of ISONICS securities that is entitled to vote generally

                                    EXHIBIT A
                  for the election of directors.

         I. "Contemplated Transactions" means the transactions contemplated by this Agreement.

         J. "Contracts" means all contracts, agreements, leases, licenses, commitments, sales, consulting and independent contractor arrangements and purchase orders, whether written or oral, that relate to or arise out of the DZ Business.

         K. "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges and amounts paid in settlement, including, without limitation, reasonable costs, fees and expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents or representatives of such Person (with such amounts to be determined net of any resulting tax benefit and net of any refund or reimbursement of any portion of such amounts, including, without limitation, reimbursement by way of insurance or third party indemnification but subject to the increase in cost of insurance attributable to such reimbursement).

         L.       "DZ Business" shall have the meaning set forth in Recital A.

         M. "Encumbrance" means any liability, obligation, mortgage, lien (including, but not limited to, Tax liens), pledge, charge, security interest, encumbrance, claim or similar right.

         N. "Environmental Laws" means any and all past, present or future federal, state, local and foreign statutes, laws, regulations, ordinances, judgments, orders, codes, or injunctions, which relate to or otherwise impose liability for or standards of conduct concerning discharges or releases of any pollutants, contaminants or hazardous or toxic wastes, substances or materials into ambient air, water or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Hazardous Materials including (but not limited to), The Resource Conservation and Recovery Act of 1976, as amended, The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, The Superfund Amendment and Reauthorization Act of 1984, as amended, The Toxic Substances Control Act, as amended ("TSCA"), and any other so-called "Superfund" or "Superlien" law, the Clean Water Act, Clear Air Act, or any other similar federal, state or local statutes in the United States or elsewhere.

         O. "Estimated Closing Statement" shall have the meaning set forth in Section 2.4(a).

         P. "Estimated Net Current Asset Amount" shall have the meaning set forth in


                                    EXHIBIT A

                  Section 2.4(a).

         Q. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         R. "Final Net Current Asset Amount" shall have the meaning set forth in Section 2.4(b).

         S. "GAAP" means United States generally accepted accounting principles as in effect on the date of this Agreement.

         T. "Governmental Authority" means any foreign, domestic, federal, territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

         U. "Hazardous Materials" means any flammable explosives, radioactive materials, hazardous waste, toxic substances or related materials, including, without limitation, asbestos, PCBs, petroleum product, ureaformaldehyde (in situations where considered hazardous or toxic), radon and any substances defined as "hazardous substances," "hazardous materials" or "hazardous waste" in The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and The Resource Conservation and Recovery Act of 1976, as amended, those substances defined as "hazardous wastes" in the regulations adopted and publications promulgated pursuant to said laws, those substances defined as "toxic substances" in The Toxic Substances Control Act, as amended, and any other substance, pollutant, contaminant, chemical, or industrial toxin or hazardous substance or waste, including without limitation hazardous materials, which by law is prohibited or otherwise regulated.

         V.       "Inventory" shall have the meaning set forth in Section
                  2.4(a).

         W. "Intellectual Property" means any patent, trademark, copyright, tradename, or trade secret or any rights relating thereto, including any license.

         X.       "IRS" means the Internal Revenue Service.

         Y. "ISONICS 1934 Act Reports" means the report on Form 10-KSB filed by ISONICS with the Securities and Exchange Commission for the year ended April 30, 1999, as such report may be amended, together with all reports ISONICS has filed with the Securities and Exchange Commission subsequent to that date.

         Z. "Material Adverse Effect" means (i) with respect to the DZ Business, a material adverse effect on the assets, properties, business, financial condition or results of


                                    EXHIBIT A
                  operations of the DZ Business taken as a whole, or (ii) with respect to any other Person, a material adverse effect on the assets, properties, business, financial condition or results of operations of such Person and its Subsidiaries taken as a whole.

         AA. "Person" means any individual, corporation, unincorporated association, business trust, estate, partnership, limited liability company, trust, nation, political subdivision or agency thereof or any other entity.

         BB.      "Securities Act" means the Securities Act of 1933, as amended.

         CC.      "Silicon Purchase" shall have the meaning set forth in Section
                  3.1.

         DD. "Subsidiary" as it relates to any Person, means another Person controlled by or under common control with such Person. For purposes of this definition, "control" shall mean the legal, beneficial, or equitable ownership, directly or indirectly, of 50% or more of the shares eligible to vote for the election of directors or similar right to elect the governing body of such Person.

         EE. "Successor" means any Person who assumes the place of either of the parties hereto, whether by merger, consolidation, assignment, acquisition of all or any substantial portion of the assets of such party or otherwise.

         FF. "Warrant Shares" means the shares of common stock of ISONICS or other securities to be issued upon exercise of the Warrant.

         GG. "Yale License" means the License Agreement dated October 21, 1997 between ISONICS and Yale University.

         HH. "Zinc Assets" means all inventory, equipment, and Contracts held or used by ISONICS at the Closing Date primarily in the conduct of the DZ Business. Zinc Assets do not include cash, accounts receivable, or assets used by ISONICS in any other line of business.

         II. Unless otherwise specifically provided, "knowledge," "to the knowledge," "known by" or "known" (and any similar phrase) means (i) with respect to E-P, to the actual knowledge after reasonable inquiry of the executive officers of its Boron Division, or any of them, and (ii) with respect to ISONICS, to the actual knowledge after reasonable inquiry of its executive officers, or any of them, as of the date of this Agreement.

         III. Unless otherwise specifically provided, "including" (and any similar phrase) is inclusive, without limitation, and is not intended to be exclusive to the list set forth.

                                    EXHIBIT A

                                    EXHIBIT B
                    REPRESENTATIONS AND WARRANTIES OF ISONICS


         ISONICS hereby represents and warrants to E-P as follows:

         1. ORGANIZATION, GOOD STANDING AND CAPITALIZATION.

                  1.1 ISONICS (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of California, (ii) has full power and authority to own, operate and lease its properties, to carry on the DZ Business as now being conducted, and to enter into this Agreement and perform its obligations hereunder and
         (iii) and is duly qualified and in good standing as a foreign corporation authorized to do business in every jurisdiction where the failure so to qualify, individually or in the aggregate, would have a Material Adverse Effect.

                  1.2 The authorized capital of ISONICS consists of 20,000,000 shares of Common Stock, no par value ("Common Stock"), of which 6,607,670 shares are outstanding, and 10,000,000 shares of Preferred Stock, no par value, of which 1,830,000 shares are outstanding. All outstanding shares were, and the Warrant Shares when issued will be, issued in compliance with all applicable Federal and State securities laws. Except as set forth in the ISONICS 1934 Act Reports or on SCHEDULE B1.2, there are (i) no outstanding subscriptions, warrants, options, conversion privileges or other rights or agreements to purchase or otherwise acquire or issue any shares of capital stock of ISONICS (or shares reserved for such purpose), (ii) no preemptive rights or rights of first refusal with respect to the issuance of additional shares of capital stock of ISONICS, including the Warrant Shares and (iii) no commitments or understandings (oral or written) of the Company to issue any shares, warrants, options or other rights. To the best of ISONICS knowledge, except as set forth in the ISONICS 1934 Act Reports or on SCHEDULE B1.2, none of the shares of Common Stock are subject to any shareholders' agreement, voting trust agreement or similar arrangement or understanding. Except as set forth in the ISONICS 1934 Act Reports or on SCHEDULE B1.2, the Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of ISONICS on any matter.

                  1.3 The issuance of the Warrant Shares has been duly authorized and the Warrant Shares have been, and at all times prior to exercise will have been, duly reserved for issuance and, when so issued, will be validly issued, fully paid and non-assessable.

         2. EXECUTION AND EFFECT OF AGREEMENT.

                  2.1 The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Warrant and the completion of the Contemplated Transactions, including, without limitation, the sale, transfer and assignment of the Zinc Assets to E-P and the Silicon Purchase, have been duly and effectively authorized by all necessary action on the part of ISONICS. This Agreement has been, and at the Closing the Warrant and Registration Rights Agreement will have been, duly executed and delivered by ISONICS and constitutes, or will constitute, legal, valid and binding obligations of ISONICS enforceable in accordance with their terms subject to limitations on enforceability under bankruptcy and insolvency laws and principles of equity.

                  2.2 Except as set forth on SCHEDULE B2.2, and subject to receiving the Consents listed thereon, neither the execution, delivery and performance of this Agreement, the Warrant or the Registration Rights Agreement nor the completion of the Contemplated Transactions, with or without the passage of time, or the giving of notice, or both, will (i) violate or conflict with any of the provisions of the organizational documents of ISONICS, (ii) violate the provisions of any Applicable Law, (iii) result in the creation of any Encumbrance upon any of the Zinc Assets, (iv) conflict with or result in a breach of or give rise to the right of termination of, or constitute a default of, or accelerate the performance required by, the terms of any judgment, court order, consent decree, or any agreement, indenture, mortgage, deed of trust, lease, Contract, note, bond, license, permit, authorization or other instrument, or any statute, ordinance, regulation or any other restriction of any kind or character, to which ISONICS, any of the Company Subsidiaries or any of the Zinc Assets is bound (with the understanding that an existing loan to ISONICS from Coast Business Credit which includes substantially all of ISONICS" assets as collateral will be repaid at the Closing from the proceeds to be paid to ISONICS from the Contemplated Transactions), or (v) cause ISONICS or any of the Company Subsidiaries to lose the benefit of any legal right that it presently enjoys or require the consent of any third party.

                  2.3 Except as set forth on SCHEDULE B2.2 or as described in ISONICS" 1934 Act Reports, there are no loan agreements, credit agreements, guarantees, notes, mortgages, deeds of trust, subordination agreements, pledges, powers of attorney, consents, assignments, Contracts, notices, leases, security agreements or similar agreements or arrangements by which ISONICS, any of the Company Subsidiaries or the Zinc Assets are bound or in any way affected and neither ISONICS nor any of the Company Subsidiaries is not in breach or default of any such agreements or arrangements.

         3. SEC DOCUMENTS

                  3.1 FILED DOCUMENTS. ISONICS has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since its formation (collectively, the "ISONICS SEC Reports"). As of their respective dates, except as set forth in SCHEDULE B3.1, the ISONICS SEC Reports filed prior to the date hereof
         (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence shall not apply to any misstatement or omission in any ISONICS SEC Report filed prior to the date of this Agreement which was superseded by a subsequent ISONICS SEC Report filed prior to the date of this Agreement. No Company Subsidiary is required to file any report, form or other document with the SEC. Except as set forth in SCHEDULE B3.1 neither ISONICS nor any Company Subsidiary is a party or is subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any ISONICS SEC Report that is not described in or filed as an exhibit to such ISONICS SEC Report as required by the Securities Act or the Exchange Act, as the case may be. Except as disclosed on SCHEDULE B3.1, no event has occurred prior to the date hereof as a consequence of which ISONICS would be required to file a Current Report on Form 8-K pursuant to the requirements of the Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereto (including, without limitation, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by ISONICS with the SEC after the date hereof shall be provided to E-P no later than the date of such filing.

                  3.2 FINANCIAL STATEMENTS. Each of the consolidated balance sheets of ISONICS included in or incorporated by reference into the ISONICS SEC Reports (including the related notes and schedules) fairly presents the consolidated financial position of ISONICS and the Company Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of ISONICS included in or incorporated by reference into the ISONICS SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of ISONICS and the Company Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein. Neither ISONICS nor any of the Company Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of ISONICS or in the notes thereto, prepared in accordance with GAAP consistently applied, except for (i) liabilities or obligations that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of ISONICS as of April 30, 1999; (ii) liabilities or obligations arising in the ordinary course of business since April 30, 1999 and
         (iii) liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect.

                  3.3 ABSENCE OF CERTAIN CHANGES. Since July 31, 1999, except as disclosed in the ISONICS 1934 Act Reports, there has not been (i) any event, occurrence, fact, condition, change, development or effect ("Event") that has had a Material Adverse Effect on ISONICS or the DZ Business; (ii) any declaration, payment or setting aside for payment of any dividend (except to ISONICS or a Company Subsidiary wholly owned by ISONICS) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of ISONICS or any Company Subsidiary; (iii) any return of any capital or other distribution of assets to stockholders of ISONICS or any Company Subsidiary (except to ISONICS or a Company Subsidiary wholly owned by ISONICS); (iv) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any person or business; (v) any other action or agreement or undertaking by ISONICS or any Company Subsidiary that, if taken or done on or after the date hereof would reasonably be expected to have a Material Adverse Effect; (vi) any material change in ISONICS' accounting principles, practices or methods; or (vii) any material loss or destruction of, or material amount of damage to, the Zinc Assets.

         4. BOOKS AND RECORDS. The regular books of account of ISONICS fairly and accurately reflect all transactions since July 31, 1999, and are true, correct and complete.

         5. LAWSUITS AND PROCEEDINGS. Except as set forth in the ISONICS 1934 Act Reports or on SCHEDULE B5, there is no suit, claim, action, civil or criminal investigation or proceeding before or involving any court (at law or in equity), arbitration or mediation panel, or Governmental Authority involving ISONICS or any of Company Subsidiaries, and ISONICS is not aware of the existence of facts or circumstances the consequence of which reasonably could be expected to lead to any such suit, claim, action, audit or investigation, pending or threatened against ISONICS or any of the Company Subsidiaries including but not limited to, OSHA claims, workers' compensation claims, employment discrimination claims, wage and hour claims, claims arising from or relating to the violation of Environmental Laws or the handling of or disposal of Hazardous Materials, claims arising out of laws, rules or regulations relating to government contractors generally or under any government contract laws or claims involving disputes between employees and ISONICS. Neither ISONICS nor any Company Subsidiaries is in default with respect to any decree, injunction or other order of any court or Governmental Authority.

         6. SUBSIDIARIES.

                  6.1 Except as set forth in the ISONICS 1934 Act Reports or SCHEDULE B6.1, ISONICS has no Subsidiaries and does not otherwise directly or indirectly control any other business entity.

                  6.2 Each Company Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect. The copies of the Certificates of Incorporation and Bylaws of ISONICS and the Company Subsidiaries previously made available to E-P are true and correct.

                  6.3 Except as set forth in the ISONICS 1934 Act Reports SCHEDULE B6.3, ISONICS owns directly or indirectly all of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Company Subsidiary) of each of the Company Subsidiaries. Each of the outstanding shares of capital stock of each of the Company Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by ISONICS. Except as set forth in SCHEDULE B6.3, each of the outstanding shares of capital stock of each Company Subsidiary is owned, directly or indirectly, by ISONICS free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. There are no irrevocable proxies, voting agreements or similar obligations with respect to such capital stock of the Company Subsidiaries, and no equity securities or other interests of any of the Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts, calls, reservation of shares of commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock or securities convertible into or exchangeable for such shares. The ISONICS 1934 Act Reports or SCHEDULE B6.3, sets forth the following information for each Company Subsidiary, if applicable: (i) its name and jurisdiction of incorporation or organization; (ii) its authorized capital stock or share capital; (iii) the number of issued and outstanding shares of capital stock or share capital, and (iv) the percentage of such shares owned by ISONICS.

                  6.4 Except as set forth in the ISONICS 1934 Act Reports or SCHEDULE B6.4, except for interests in the Company Subsidiaries, neither ISONICS nor any Company

         Subsidiary owns directly or indirectly any interests or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity.

         7. COMPLIANCE WITH LAWS. Each of ISONICS and each Company Subsidiary has, in all material respects, conducted its business (including the DZ Business) and maintained its assets (including the Zinc Assets) in compliance with all (and has not received notice of a claimed violation of any) Applicable Laws and all orders, judgments and decrees of any court or Governmental Authority applicable to, binding upon or affecting ISONICS or any of its assets. All equipment owned, leased or used by ISONICS or any Company Subsidiary, including the Zinc Assets, conforms in all material respects with all Applicable Laws (including, without limitation all fire, health and safety regulations). No ordinance or law, administrative regulation or any other impediment of any kind prohibits, interferes with, limits or impairs, or could, if enforced, prohibit, interfere with, limit or impair the use, operation or maintenance of the Zinc Assets or the conduct of the DZ Business.

         8. LICENSES AND PERMITS. ISONICS and the Company Subsidiaries possess all licenses, permits, and other governmental consents, certificates, approvals, or other authorizations (the "Permits") necessary for the operation of their business at the locations and in the manner presently operated. Except as set forth on SCHEDULE B8, (a) ISONICS and each of the Company Subsidiaries have complied with the terms and conditions of all Permits and all such Permits are in full force and effect and (b) there has occurred no event nor is any event, action, investigation or proceeding pending or threatened which could cause or permit revocation or suspension of or otherwise adversely affect the maintenance of any Permits. Except with respect to the Encumbrances created by the loan agreement with Coast Business Credit (which will be repaid, and which Encumbrances will be released, at the Closing with the proceeds to be paid to ISONICS), there are no provisions in, or other Contracts to which ISONICS or any of the Company Subsidiaries is a party relating to, any Permits which would preclude or limit E-P from acquiring and operating the Zinc Assets substantially as they are now operated. ISONICS has delivered to E-P copies of all filings made by it in connection with the TSCA registration of depleted zinc oxide.

         9. INSURANCE. ISONICS and each of the Company Subsidiaries have in force and effect policies of fire, casualty, liability, worker's compensation, life and other forms of insurance standard for its industries. Neither ISONICS nor any of the Company Subsidiaries is in default with respect to any provision contained in any insurance policy nor has ISONICS or any of the Company Subsidiaries failed to give any notice or present any claim thereunder in due and timely fashion and no cancellation or non-renewal has been threatened or occurred with respect to any policy. ISONICS and each of the Company Subsidiaries have currently, and during each of its two past fiscal years have had, in full force and effect, all insurance coverages required by Applicable Law and have not been denied any insurance coverage for which they have applied.

         10. INTELLECTUAL PROPERTY. The Yale License is the only Intellectual Property material to ISONICS and the Company Subsidiaries. To the knowledge of ISONICS, the Yale License is valid and enforceable and does not infringe upon, conflict with, or violate the rights of others, and neither ISONICS nor any Company Subsidiary has received any notice or claim, and no proceedings are pending or threatened, that the Yale License is not valid or enforceable or that ISONICS or any Company Subsidiary has infringed upon, conflicted with or violated any Intellectual Property of any third party. Neither ISONICS nor any Company Subsidiary has given any notice to a third party, and is not aware, that any Intellectual Property has been infringed upon, conflicted with or violated. The use by ISONICS and the Company Subsidiaries of the Yale License as it is presently used does not violate the terms thereof and the Yale License is adequate and enforceable and in full force and effect.

         11. BROKER AND FINDER FEES. Neither ISONICS nor any Company Subsidiary has engaged any broker or finder in connection with this transaction, and no action by any of the foregoing will cause or support any claim to be asserted against E-P by any broker, finder or intermediary in connection with the Contemplated Transactions.

         12. ENVIRONMENTAL MATTERS. Except as set forth on SCHEDULE B12 or in the ISONICS 1934 Act Reports, to the knowledge of ISONICS:

                  12.1 The facilities occupied or used by ISONICS or any Company Subsidiary and any real property presently or formerly owned by, used by or leased to or by ISONICS or any Company Subsidiary or any predecessor of ISONICS or any Company Subsidiary (collectively, the "Property"), the existing and prior uses of such Property and all operations of the businesses of ISONICS and each Company Subsidiary comply and have at all times complied in all material respects with all Environmental Laws, and ISONICS and each Company Subsidiary is not in violation of nor has it violated, in connection with the ownership, use, maintenance or operation of such Property or the conduct of its business, any Environmental Law.

                  12.2 ISONICS and each Company Subsidiary have all permits, registrations, approvals and licenses required by any Governmental Authority or Environmental Law.

                  12.3 There has been no spill, discharge, leak, emission, injection, disposal, escape, dumping or release of any kind on, beneath or above such Property or into the environment surrounding such Property of any Hazardous Materials or any other similar event or condition which has given rise to or will give use to liability on the part of ISONICS or any Company Subsidiary.

         13. ENVIRONMENTAL REPRESENTATIONS. Except as set forth in SCHEDULE B13:

                  13.1 There has been no past, and there is no current or anticipated storage, disposal, generation, manufacture, refinement, transportation, production or treatment of any Hazardous Materials at, upon or from such Property. No asbestos-containing materials, underground storage tanks or polychlorinated biphenyls ("PCBs") are located on such Property.

                  13.2 There are no claims, notices of violations, notice letters, investigations, inquiries or other proceedings now pending or threatened by any Governmental Authority or third party with respect to the DZ Business, the other businesses of

         ISONICS or any Company Subsidiary, or any Property in connection with any actual or alleged failure to comply with any requirement of any Environmental Law.

         14. ZINC ASSETS. ISONICS has good and marketable title to the Zinc Assets, free and clear of all Encumbrances except for the Encumbrance to Coast Business Credit (which will be released at Closing), and Encumbrances for personal property taxes not yet due and payable. The Zinc Assets constitute all operating assets owned by ISONICS or any of its Subsidiaries which are necessary to conduct the DZ Business in the manner previously conducted by ISONICS.

         15. TAX RETURNS AND TAXES.

                  15.1 All Tax Returns required to be filed by or on behalf of ISONICS or any Company Subsidiary have been duly filed and such Tax Returns are complete and accurate in all material respects. All Taxes with respect to ISONICS and each Company Subsidiary or its assets shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full, and no other Taxes are payable by ISONICS with respect to ISONICS or its assets. There are no liens on any of ISONICS" assets with respect to Taxes, other than liens for Taxes not yet due and payable. For the purposes of the foregoing:

                  (a) "Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties; and

                  (b) "Tax" means any tax imposed of any nature including federal, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, FICA, or FUTA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or backup withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax.

                  15.2 Except as disclosed in SCHEDULE B15, there are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid Taxes against ISONICS or any Company Subsidiary.

         16. ERISA AND EMPLOYEE BENEFIT PLANS.

                  16.1 REPRESENTATIONS.

                  (a) No Employee of ISONICS or any Company Subsidiary is a member of any collective bargaining unit; neither ISONICS nor any Company Subsidiary is a party to any union agreement covering the Employees and no union organizing activities are taking place or have taken place within the past two years; nor does ISONICS or any Company Subsidiary have any employment agreements with any of its Employees except as described in the ISONICS 1934 Act Reports.

                  (b) Except as set forth in the ISONICS 1934 Act Reports and the Financial Statements contained therein, neither ISONICS nor any Company Subsidiary is liable for any arrearage of wages, any accrued or vested vacation pay or any tax or penalty for failure to comply with any applicable local, state or federal law relating to employment or labor, and there is not a controversy pending, threatened or in prospect between ISONICS or any Company Subsidiary and its Employees nor does ISONICS or any Company Subsidiary have knowledge that there is any basis for such a controversy.

                  (c) Completion of the Contemplated Transactions will not (A) entitle any individual to any bonus, incentive or severance pay or payments, (B) accelerate the time of payment or vesting of any benefit under any Plan, increase the amount of compensation due to any individual following Closing, or increase any benefits otherwise payable under any Employee Plan, or (C) result in the payment of an amount subject to the provisions of Section 280G of the Internal Revenue Code of 1986 (the "Code").

                  (d) Each of ISONICS and the Company Subsidiaries is in compliance in all material respects with all laws respecting occupational health and safety, employment, employment practices, and terms and conditions of employment, wages and hours, and is not engaged in any unfair labor practice and there is not now pending or threatened any charge or complaint against ISONICS or any Company Subsidiary by any governmental labor or employment agency or any representative thereof, and the completion of the Contemplated Transactions will not result in any such charge or complaint.

                  (e) Each of ISONICS or any Company Subsidiary is in compliance in all material respects with the provisions of ERISA related to the operation and maintenance of Employee Benefit Plans. Each Benefit Arrangement is in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Benefit Arrangement, including without limitation the Code.

                  16.2 For the purposes of the foregoing, the following definitions apply:

                  (a) "Benefit Arrangement" means each employment, severance, continuation pay, termination pay, layoff, or other similar written contract, arrangement or policy and each written plan or arrangement providing for health, medical, life or other welfare or fringe benefit coverage (including any insurance, self-insurance or other arrangements), workers' compensation, severance pay, retention agreements, disability benefits, supplemental unemployment benefits, holiday, education or vacation benefits, retirement benefits or deferred compensation, profit-sharing, benefits in the event of a sale of

         ISONICS or any Company Subsidiary or other change in the control, management or the ownership of ISONICS or any Company Subsidiary, bonuses, stock options, stock appreciation rights and other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) is or has been entered into, maintained, administered or contributed to, as the case may be, by ISONICS or any of its Affiliates and (iii) covers any Employee and/or Beneficiary or for which an Employee of ISONICS or any Company Subsidiary would be eligible upon retirement or other termination of service.

                  (b) "Beneficiary" means any Person who, at Closing, is not an Employee of ISONICS or any Company Subsidiary but who is the spouse, former spouse, dependent or beneficiary of an Employee if that spouse, dependent or beneficiary is or may become entitled to any coverage or benefit (whether or not contingent) provided under any Employee Plan or Benefit Arrangement as a result of that Person's relationship to an Employee.

                  (c) "Employee" means any Person who is actively employed as a common law employee or as an independent contractor by ISONICS or any Company Subsidiary or who, with respect to ISONICS or any Company Subsidiary, is on vacation, approved illness absence, long-term disability, authorized leave of absence (including leave under the Family and Medical Leave Act) or military service leave of absence as of the Closing Date.

                  (d) "Employee Plan" means each "employee benefit plan", as such term is defined in Section 3(3) of ERISA, which (i) is subject to any provision of ERISA, (ii) is or has been entered into, maintained, administered or contributed to by ISONICS or any of its Affiliates, and
         (iii) covers any Employee, Beneficiary or both, or for which an Employee would be eligible upon retirement or other termination of service.

                  (e) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         17. ADVERSE BUSINESS CONDITIONS. Except as disclosed in the ISONICS 1934 Act Reports, ISONICS has no knowledge or information of any conditions, facts, developments or circumstances which would have a Material Adverse Effect upon ISONICS and its Subsidiaries, taken as a whole. Except as disclosed in the ISONICS 1934 Act Reports, without limiting the foregoing, ISONICS has no knowledge of any written or oral communication, fact, event or action that exists or has occurred that would tend to indicate that (i) any customer will terminate its business relationship with ISONICS or any Company Subsidiary or, following Closing, E-P in respect of the DZ Business, or (ii) any current supplier to ISONICS or any Company Subsidiary will terminate its business relationship with ISONICS or any Company Subsidiary or, following Closing, E-P in respect of the DZ Business.

         18. YEAR 2000. All of the computer software programs, databases and compilations, computer hardware (whether general or special purpose), and other similar or related items of automated, computerized, and software system that are used or relied on by ISONICS or a Company Subsidiary in the conduct of its business will not malfunction, will not cease to function, will not generate incorrect data, and will not provide incorrect results when processing, providing, or receiving date-related data into and between the twentieth and twenty-first centuries, except for such problems which collectively would not have a Material Adverse Effect.

         19. NO DISCRIMINATION. Neither ISONICS (or any Company Subsidiary) nor any Employee of ISONICS (or any Company Subsidiary) has (i) committed any unfair labor practice, (ii) discriminated against any Employee or any other Person whether or not an Employee, based on that Employee's or Person's age, race, creed, color, sex, religion, handicap or disability, or (iii) received any complaints or notices from any Employee, other Person, or any Governmental Authority alleging any such act.

         20. EMPLOYMENT OBLIGATIONS. Except as described in the ISONICS 1934 Act Reports, neither ISONICS nor any of the Company Subsidiaries has any material obligations, contingent or otherwise, under any employment, severance or consulting agreement.

         21. CONTRACTS. Except as set forth in the ISONICS 1934 Act Reports or SCHEDULE B21, neither ISONICS nor any Company Subsidiary is a party or is subject to, and their property and assets are not bound or affected by, any contract which is material to the business or financial condition of ISONICS, the DZ Business or the DZ Assets (a "Company Material Contract"). Except as set forth in SCHEDULE B21, all Company Material Contracts are or will be valid and binding and are or will be in full force and effect and enforceable in accordance with their respective terms. Except as set forth in SCHEDULE B21, no consent of any person is needed in order that each such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for consents the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither ISONICS nor any Company Subsidiary is in violation or breach of or default under any such Company Material Contract, nor to ISONICS' knowledge is any other party to any such Company Material Contract in violation or breach of or default under any such Company Material Contract, in each case where such violation or breach would give rise to a right of termination or modification. For purposes of this Agreement "Government Bid" shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body. For purposes of this Agreement "Government Contract" shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

         22. FULL DISCLOSURE. The representations and warranties made herein by ISONICS do not contain any untrue statement of material fact and do not omit to state any material fact necessary to make any statement, in light of the circumstances under which the statement is made, not misleading.

                                    EXHIBIT C
                         REPRESENTATIONS AND WARRANTIES
                                     OF E-P

         E-P hereby represents and warrants to ISONICS as follows:

         1. ORGANIZATION AND GOOD STANDING. E-P is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to carry on its business as it is now being conducted.

         2. EXECUTION AND EFFECT OF AGREEMENT. E-P has the power and authority to enter into this Agreement and to perform the obligations to be performed by E-P hereunder, and the execution and delivery of this Agreement and the completion of the Contemplated Transactions hereby have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by E-P and constitutes a legal, valid and binding obligation of E-P, enforceable against E-P in accordance with its terms, subject to limitations on enforceability under bankruptcy and insolvency laws and principles of equity.

         3. RESTRICTIONS. Neither the execution and delivery of this Agreement nor the completion of the Contemplated Transactions hereby will violate any of the provisions of the Certificate of Formation and Operating Agreement of E-P.

         4. CONSENTS. Except as set forth on SCHEDULE C4, no consent or approval of any court, governmental agency or other public authority, or of any other person, corporation or entity is required as a condition to (a) the validity or enforceability of this Agreement or any other instruments to be executed by E-P to effectuate this Agreement, or (b) the completion or validity of any of the transactions contemplated by this Agreement, except for consents or approvals contemplated by this Agreement.

         5. LAWSUITS AND PROCEEDINGS. There is no suit, claim, action, civil or criminal investigation or proceeding before or involving any court (at law or in equity), arbitration or mediation panel or Governmental Authority involving E-P or any of its Affiliates and, to E-P's knowledge, no such proceeding is threatened, that would limit or prohibit its ability to perform its ability to execute, deliver and perform this Agreement and the Contemplated Transactions.

         6. BROKER AND FINDER FEES. Neither E-P nor any Affiliate of E-P has engaged any broker or finder in connection with this transaction, and no action by E-P or any Affiliate will cause or support any claim to be asserted against ISONICS by any broker, finder or intermediary in connection with the Contemplated Transactions.

         7. RISKS OF FUTURE OPERATIONS. E-P understands that the future conduct of ISONICS" business is dependent upon a number of factors, including historic working capital shortages, an existing default in the indebtedness owed to Coast Business Credit, and the other factors set forth in the ISONICS SEC Reports and elsewhere herein, and there is no assurance that ISONICS will be able to conduct its operations as contemplated in this Agreement or any other information given to E-P. In that connection, E-P understands that certain statements contained herein, in the ISONICS SEC Reports, and which have been given to E-P using the terms "may", "expects to", and other terms denoting future possibilities, are forward-looking statements. The accuracy of these statements cannot be guaranteed as they are subject to a variety of risks which are beyond ISONICS" ability to predict or control. These risks may cause actual results to differ materially from the projections or estimates contained in this report. These risks include, but are not limited to, the possibility that the described operations or other activities will not be completed on economic terms, if at all, and the other risks described herein and the other documents incorporated herein or attached hereto. It is important that E-P understands the significant risks which accompany the establishment of a new business and the proposed conduct of ISONICS' future operations.

         8. REVIEW OF INFORMATION.

                  8.1 E-P represents and warrants that it has reviewed the ISONICS SEC Reports and such other information regarding ISONICS which E-P, its management and advisors, have deemed necessary or appropriate in connection with the Silicon Purchase and the acquisition of the warrant to purchase ISONICS common stock. E-P acknowledges that information about ISONICS is available on the EDGAR Web site maintained by the Securities and Exchange Commission (http://www.sec.gov), although all of such information is subject to the qualifications set forth therein. E-P acknowledges that ISONICS will continue to file reports with the Securities and Exchange Commission and that such reports will contain more current information regarding ISONICS than set forth above. E-P acknowledges that such information will be available on the Web sites described above, and ISONICS will provide E-P copies of such information upon telephonic or written request.

                  8.2 E-P represents that it has conducted such due diligence investigation of the market for depleted zinc and the DZ Business, and that in determining to purchase the DZ Business it has relied solely on its own investigation into the DZ Business and on the express representations and warranties of ISONICS in this Agreement.

                  8.3 ISONICS has given E-P the opportunity to ask questions of and to receive answers from persons acting on ISONICS' behalf concerning ISONICS, its business, management, financial condition, and the ISONICS SEC Reports, and the opportunity to obtain any additional information regarding ISONICS, its business and financial condition which ISONICS possesses or can acquire without unreasonable effort or expense including (without limitation) all minutes of meetings of the Board of Directors of the Company or committees thereof, and other relevant documents requested by E-P. In addition, E-P has (or prior to the Closing will have) conducted such other financial or other inquiry as E-P deems necessary or appropriate in the conduct of E-P's due diligence investigation and has not relied on due diligence of any other party in connection herewith.

                  8.4 E-P acknowledges and understands, however, that ISONICS has not authorized any person to make any statements on its behalf which would in any way contradict any of the information which ISONICS has provided to E-P in writing, including the information set forth in this Agreement or documents which are incorporated herein, and E-P further represents to ISONICS that E-P has not relied upon any such representations regarding ISONICS, its business or financial condition, or this transaction in making any decision to acquire the Warrant or to complete the Contemplated Transactions.

                  8.5 E-P has reviewed the terms of this Agreement and all of the documents delivered in connection herewith or otherwise referenced herein with its legal, investment, tax, and financial advisors, and E-P has also consulted with such advisors with regard to the advisability of this investment to the extent E-P deems such consultation to be appropriate. E-P acknowledges that ISONICS has advised E-P that it recommends that E-P obtain such advice and consultation. E-P further acknowledges that it has neither sought nor received any advice from ISONICS or any of its agents or affiliates with respect to any aspect of this Agreement or completion of the Contemplated Transactions.

         9. LACK OF LIQUIDITY. E-P acknowledges and understands that although ISONICS common stock is currently trading on the over-the-counter market and is quoted on the OTC Bulletin Board operating by the National Association of Securities Dealers, Inc. (the "OTCBB"), such market is extremely limited and volatile, and the continuation of that market on the OTCBB or elsewhere is dependent on a number of factors beyond the control of ISONICS and, consequently, there can be no assurance that the market for ISONICS's common stock will continue. Because ISONICS's common stock is traded on the OTCBB, many broker-dealers will not participate in the market for ISONICS's common stock and those that do participate may do so only in compliance with the limitations established by strict rules promulgated by the SEC (including without limitation Rule 15c2-6) and the National Association of Securities Dealers, Inc. (the "NASD"), which rules may change from time-to-time as deemed necessary or appropriate by the SEC or the NASD to protect the public interest as such agencies determine "public interest" to be.

         10. ACCREDITED INVESTOR. E-P has reviewed the definition of the term "accredited investor" contained in Section 2(a)(15) of the Securities Act and in Rules 215 and 501(a) thereunder. Based on that review and the advice of its legal advisors, E-P represents and warrants that it is an accredited investor as defined in those provisions.

         11. INVESTMENT REPRESENTATION. E-P is acquiring the Warrant pursuant to this Agreement for its own account and not on behalf of any other Person or entity, or with a view to or for sale in connection with any distribution other than in accordance with federal and state securities laws. E-P has received all information regarding ISONICS that has been requested. E-P further represents that it has had an opportunity to ask questions and receive answers from ISONICS regarding the terms and conditions of the proposed acquisition of the Warrant. E-P has experience as an investor in securities of companies and acknowledge that it can bear the economic risk of its investment in the ISONICS Warrant. E-P has, by reason of its business or financial experience or financial experience of its professional advisors who are unaffiliated with, and who are not compensated by, ISONICS or any Affiliate thereof, directly or indirectly, the capacity to protect its interest in connection with the acquisition of the Warrant. E-P has the financial capacity to bear the risk of its investment.

         12. RESTRICTED NATURE OF UNDERLYING COMMON STOCK. E-P understands that the shares of ISONICS common stock issuable upon exercise of the Warrant are not, and will not be, registered. Therefore, E-P will only be able to exercise the Warrant to the extent an exemption from registration for the exercise exists under federal law and applicable state law at the time of exercise. Consequently, should E-P exercise the Warrant E-P will be acquiring shares of common stock which are "restricted" and E-P will be required to execute an appropriate investment letter as a condition to the exercise of the Warrant. ISONICS may, in its discretion, require E-P to make additional representations and warranties which are, in its reasonable judgment, necessary to establish the availability of an appropriate exemption from registration.

         13. LEGENDS AND STOP TRANSFER INSTRUCTION.

                  13.1 The Warrant and any certificates representing shares of common stock issuable upon exercise of the Warrant will bear a legend substantially similar to the following:

         The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities laws and are therefore (and will continue to be) restricted securities within the meaning of Rule 144 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "Act"), and applicable state statutes. The securities cannot be sold unless they are registered under the Act and any applicable state securities laws or unless an exemption from such registration requirements is available. The availability of such an exemption must be established to the satisfaction of ISONICS. Consequently, the holder must bear the economic risks of the investment in the securities for an indefinite period of time because they have not been registered under the Act or any state securities laws. ISONICS is the only person which may register the securities under the Act and state securities statutes and ISONICS has not made any representations to the holder regarding the registration of the securities or compliance with Regulation A or some other exemption under the Act. The holder will not sell or attempt to sell the securities without registration under the Act and any applicable state securities laws, unless exemptions from such registration requirements are available and the undersigned has satisfied ISONICS that an exemption is available for such sale.

                  13.2 ISONICS shall have the right to issue stop transfer instructions to its transfer agent to bar the transfer of any of the certificates representing the Warrant and the ISONICS common stock issuable upon exercise of the Warrant except in accordance with the Act.

         14. FULL DISCLOSURE. The representations and warranties made herein by E-P do not contain any untrue statement of material fact and do not omit to state any material fact necessary to make any statement, in light of the circumstances under which the statement is made, not misleading.

                                                                       Exhibit 2

Void after December 1, 2003                                     Warrant No. EP-1
Eagle-Picher Technologies, LLC                       to acquire 4,000,000 shares


                  This Warrant and any shares acquired upon the exercise of this Warrant have not been registered under the Securities Act of 1933. This Warrant and such shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act which exemption must be established to the reasonable satisfaction of the Company. This Warrant and such shares may not be transferred except upon the conditions specified in this Warrant, and no transfer of this Warrant or such shares shall be valid or effective unless and until such conditions shall have been complied with.


                               ISONICS CORPORATION

                          COMMON STOCK PURCHASE WARRANT


         Isonics Corporation (the "Company"), having its principal office at 5906 McIntyre Street, Golden, Colorado, 80403 hereby certifies that, for value received, EAGLE-PICHER TECHNOLOGIES, LLC, or permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company at any time on or from time to time after the date hereof (the "Original Issue Date") and before 5:00 P.M., New York City time, on May 30, 2003, or as otherwise defined herein (the "Expiration Date"), 4,000,000 fully paid and non-assessable shares of Common Stock of the Company, at the initial Purchase Price per share (as defined below) of $3.75. The number and character of such shares of Common Stock and the Purchase Price per share are subject to adjustment as provided herein.

         1. DEFINITIONS. As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

                  The term "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with another Person, including, without limitation, any director or executive officer thereof, or (ii) any family member of such controlling Person. For purposes of determining whether a Person is an Affiliate, the term "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, contract or otherwise.

                  The term "Company" includes the Company and any corporation which shall succeed to or assume the obligations of the Company hereunder.

                  The term "Common Stock" includes all stock of any class or classes (however designated) of the Company, authorized upon the Original Issue Date or thereafter, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and the holders of which shall ordinarily, in the absence of contingencies, be entitled to vote for the election of a majority of directors of the Company (even though the right so to vote has been suspended by the happening of such a contingency).

                  The term "Exchange Act" means the Securities Exchange Act of 1934 as the same shall be in effect at the time.

                  The term "Expiration Date" means the date set forth in the first paragraph above.

                  The term "Holder" means any record owner of this Warrant or Underlying Securities.

                  The term "Nasdaq" shall mean the Nasdaq Small Cap Market or other principal market on which the Common Stock is traded.

                  The term "Original Issue Date" shall mean November 30, 1999.

                  The term "Person" shall mean any person or entity.

                  The term "Purchase Price per share" shall be the then applicable exercise price for one share of Common Stock.

                  The term "Securities Act" means the Securities Act of 1933 as the same shall be in effect at the time.

                  The term "Underlying Securities" shall mean any Common Stock or other securities issued or issuable upon exercise of Warrants.

                  The term "Warrant" shall mean, as applicable, this Warrant or each right as set forth in this Warrant to purchase one share of Common Stock, as adjusted.

         2. EXERCISE OF WARRANT.

                  2.1 EXERCISE IN FULL. Subject to the provisions hereof, this Warrant may be exercised in full by the Holder hereof by surrender of this Warrant, with the form of subscription at the end hereof duly executed by such Holder, to the Company at its principal office accompanied by payment, in cash or by certified or official bank check payable to the order of the Company, in the amount obtained by multiplying the number of shares of Common Stock called for on the face of this Warrant (without giving effect to any adjustment therein) by the Purchase Price per share.

                  2.2 PARTIAL EXERCISE. Subject to the provisions hereof, this Warrant may be exercised in part by surrender of this Warrant in the manner and at the place provided in Section 2.1 except that the amount payable by the Holder upon any partial exercise shall be the amount obtained by multiplying (a) the number of shares of Common Stock (without giving effect to any adjustment therein) designated by the Holder in the subscription at the end hereof by (b) the Purchase Price per share. No partial exercise may be accomplished for fewer than 1,000,000 shares. Upon any such partial exercise, the Company at its expense will forthwith issue and deliver to or upon the order of the Holder hereof a new Warrant or Warrants of like tenor, in the name of the Holder hereof or (upon payment by such Holder of any applicable transfer taxes) as such Holder may request, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares designated by the Holder in the subscription at the end hereof.

                  2.3 EXERCISE BY SURRENDER OF WARRANT OR SHARES OF COMMON STOCK. In addition to the method of payment set forth in Sections 2.1 and 2.2 and in lieu of any cash payment required thereunder, the Holder of the Warrants shall have the right at any time and from time to time to exercise the Warrants in full or in part by surrendering shares of Common Stock or the Warrant Certificate in the manner and at the place specified in Section 2.1 as payment of the aggregate Purchase Price per share for the Warrants to be exercised. The number of Warrants or shares of Common Stock to be surrendered in payment of the aggregate Purchase Price for the Warrants to be exercised shall be determined by multiplying the number of Warrants to be exercised by the Purchase Price per share, and then dividing the product thereof by an amount equal to the Market Price (as defined below). As used herein, the phrase "Market Price" at any date shall be deemed to be (i) if the principal trading market for such securities is any exchange, the last reported sale price, or, in case no such reported sale takes place on such date, the last reported sale prices for the previous ten
(10) trading days in which a sale was reported, in either case as officially reported on any consolidated tape, (ii) if the principal market for such securities is the over-the-counter market, the high bid price on such trading days as set forth by Nasdaq or, (iii) if the security is not quoted on Nasdaq, the high bid price as set forth in the National Quotation Bureau sheet listing such securities for such day. Notwithstanding the foregoing, if there is no reported closing price or high bid price, as the case may be, on any of the ten trading days preceding the event requiring a determination of Market Price hereunder, then the Market Price shall be determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

                  2.4 EXERCISE PURSUANT TO EXEMPTION. The Holder may only exercise the Warrant if, at the time of exercise, there is an exemption available for the exercise of the warrant established under federal and applicable state laws regulating the offer and sale of securities. The Company agrees to cooperate with the Holder in establishing such exemption, and the Company will provide the Holder with an investment letter prior to the time of exercise to assist the Holder in establishing the availability of appropriate exemptions.

         3. DELIVERY OF STOCK CERTIFICATES, ETC., ON EXERCISE. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within fifteen business days thereafter, the Company at its own expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder hereof, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and non-assessable shares of Common Stock to which such Holder shall be entitled upon such exercise, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then current Market Price of one full share, together with any other stock or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 4 or otherwise.

                  4. ADJUSTMENT FOR DIVIDENDS AND STOCK SPLITS. If the Company shall at any time or from time to time while the Warrant is outstanding, pay a dividend or make a distribution on its Common Stock in shares of Common Stock, subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares into a smaller number of shares or issue by reclassification (or by way of a forward or reverse stock split) of its outstanding shares of Common Stock any shares of its capital stock, then the number of Warrant Shares purchasable upon exercise of the Warrant and the Purchase Price per share in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Holder thereafter exercising the Warrant shall be entitled to receive the number of shares of Common Stock or other capital stock which the Holder would have received if the Warrant had been exercised immediately prior to such event. Such adjustment shall be made successively whenever any event listed above shall occur. An adjustment shall become effective immediately after the record date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

         5. MERGER. If notice has been given as provided in Section 9, this Warrant shall terminate upon the occurrence of a transaction described in
Section 9(b) with an entity which is not an Affiliate of the Company and in which the stock of the Company is changed into the right to receive cash, property or the securities of the other entity.

         6. OTHER ADJUSTMENTS.

                  6.1 GENERAL. In any case in which Section 4 hereof is not applicable, where the Company shall issue or sell shares of its Common Stock after the Original Issue Date to any Affiliate of the Company (an "Affiliate Sale") for a consideration per share less than the Purchase Price per share then in effect (the "Prior Exercise Price") then the Purchase Price per share in effect hereunder shall be decreased to an amount equal to the Prior Exercise Price multiplied by a fraction, the numerator of which is the sum of (x) the total number of shares of Common Stock outstanding immediately prior to such issuance and (y) the number of shares of Common Stock which the aggregate consideration received from Affiliates in the Affiliate Sale would purchase at the Prior Exercise Price, and the denominator of which is the sum of (a) the total number of shares of Common Stock outstanding immediately prior to the Affiliate Sale plus (b) the number of shares of Common Stock issued or deemed to be issued to Affiliates in the Affiliate Sale. In the event of an adjustment to the Purchase Price per share under this Section 6.1, the number of shares of Common Stock issuable upon exercise hereof shall be increased so that the aggregate exercise price of this Warrant is not reduced as a result of such reduction of Purchase Price per share.

                  6.2 CONVERTIBLE SECURITIES. (a) In case the Company shall issue or sell any securities convertible into Common Stock of the Company which would result in an adjustment pursuant to Section 4 or 6.1, above ("Convertible Securities") after the date hereof, there shall be determined the price per share for which Common Stock is issuable upon the conversion or exchange thereof, such determination to be made by dividing (a) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (b) the maximum number of shares of Common Stock of the Company issuable upon the conversion or exchange of all of such Convertible Securities.

                  (b) If the price per share so determined is nominal or zero, then this Warrant shall be adjusted pursuant to Section 4 above. If the price per share so determined is less than Prior Exercise Price and the issuance is subject to Section 6.1 above, then the Warrant shall be adjusted pursuant to
Section 6.1 above, provided further, that upon the expiration of such rights of conversion or exchange of such Convertible Securities, if any thereof shall not have been exercised, the adjusted Purchase Price per share shall forthwith be readjusted and thereafter be the price which it would have been had an adjustment been made on the basis that the only shares of Common Stock so issued or sold were issued or sold upon the conversion or exchange of such Convertible Securities, and that they were issued or sold for the consideration actually received by the Company upon such conversion or exchange, plus the consideration, if any, actually received by the Company for the issue or sale of all of such Convertible Securities which shall have been converted or exchanged.

                  6.3 RIGHTS AND OPTIONS. (a) In case the Company shall grant any rights or options to subscribe for, purchase or otherwise acquire Common Stock, there shall be determined the price per share for which Common Stock is issuable upon the exercise of such rights or options, such determination to be made by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, by (ii) the maximum number of shares of Common Stock of the Company issuable upon the exercise of such rights or options.

                  (b) If the price per share so determined is nominal or zero, then this Warrant shall be adjusted pursuant to Section 4 above. If the price per share so determined is less than Prior Conversion Price and the issuance is subject to Section 6.1 above, then the Warrant shall be adjusted pursuant to
Section 6.1 above, provided that, if such rights or options shall by their terms provide for an increase or increases or decrease or decreases, with the passage of time, in the amount of additional consideration payable to the Company upon the exercise thereof, the adjusted Purchase Price per share shall, forthwith upon any such increase or decrease becoming effective, be readjusted and thereafter be the price which it would have been had an adjustment been made on the basis that the only shares of Common Stock so issued or sold were those issued or sold upon the exercise of such rights or options and that they were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised.

                  (c) The provisions of this Section 6.3 and Section 6.1 shall not apply to any stock option, warrant or convertible security issued to an Affiliate prior to the date hereof or any stock option hereafter issued to an Affiliate at an exercise price per share not less than the Market Price on the date of grant.

                  6.4 SILICON PURCHASE. If the Holder fails to perform in whole or in part its obligations under Article III of the Asset Purchase Agreement dated as of November 30, 1999 between the Holder and the Company, and such failure continues for a period of 30 days after notice from the Company to the Holder, the number of Underlying Securities shall be multiplied by a fraction, the numerator of which is the quantity (in kilograms) of Silicon-28 actually delivered in accordance with the provisions of such Article III and the denominator of which is 200.

         7. FURTHER ASSURANCES. The Company will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of stock upon the exercise of all Warrants from time to time outstanding.

         8. ACCOUNTANTS' CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment or readjustment in the shares of Common Stock issuable upon the exercise of the Warrants, the Company at its expense will promptly cause the Company's regularly retained auditor to compute such adjustment or readjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, and the number of shares of Common Stock outstanding or deemed to be outstanding. The Company will forthwith mail a copy of each such certificate to each Holder.

         9. NOTICES OF RECORD DATE, ETC. In the event of

                  (a) any taking by the Company of a record of the Holders of any class of securities for the purpose of determining the Holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, or

                  (b) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any transfer of all or substantially all the assets of the Company to or consolidation or merger of the Company with or into any other Person, or

                  (c) any voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then and in each such event the Company will mail or cause to be mailed to each Holder of a Warrant a notice specifying

         (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right,

         (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any, as of which the Holders of record of Underlying Securities (if the Warrant were exercised prior to such date) shall be entitled to exchange their shares of Underlying Securities for securities or other property deliverable upon such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and

         (iii) the amount and character of any stock or other securities, or rights options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the Persons or class of Persons to whom such proposed issue or grant is to be offered or made.

Such notice shall be mailed at least 20 days prior to the date therein specified.

         10. RESERVATION OF STOCK, ETC., ISSUABLE ON EXERCISE OF WARRANTS. The Company will at all times reserve and keep available, solely for issuance and delivery upon the exercise of the Warrants, all shares of Common Stock (or other securities) from time to time issuable upon the exercise of the Warrants.

         11. LISTING ON SECURITIES EXCHANGES. In furtherance and not in limitation of any other provision of this Warrant, if the Company at any time shall list any Common Stock on any national securities exchange and shall register such Common Stock under the Exchange Act, the Company will, at its expense, simultaneously list the Underlying Securities on such exchange or Nasdaq, upon official notice of issuance upon the exercise of the Warrants, and maintain such listing of all shares of Common Stock from time to time issuable upon the exercise of the Warrants; and the Company will so list on any national securities exchange or Nasdaq, will so register and will maintain such listing of, any Other Securities if and at the time that any securities of like class or similar type shall be listed on such national securities exchange or Nasdaq by the Company.

         12. EXCHANGE OF WARRANTS. Subject to the provisions of Section 17, upon surrender for exchange of any Warrant, properly endorsed, to the Company, as soon as practicable (and in any event within three business days) the Company at its own expense will issue and deliver to or upon the order of the Holder thereof a new Warrant or Warrants of like tenor, in the name of such Holder or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

         13. REPLACEMENT OF WARRANTS. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at is expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

         14. WARRANT AGENT. The Company may, by written notice to each Holder of a Warrant, appoint an agent having an office in New York, New York or Denver, Colorado, for the purpose of issuing Common Stock (or Other Securities) upon the exercise of the Warrants pursuant to Section 2, exchange of Warrants pursuant to
Section 12, and replacement of Warrants pursuant to Section 13, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

         15. REMEDIES. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

         16. NOTICES, ETC. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, or overnight carrier service, at such address as may have been furnished to the Company in writing by such Holder, or, until an address is so furnished, to and at the address of the last Holder of this Warrant who has so furnished an address to the Company.

         17. COMPLIANCE WITH THE SECURITIES ACT OF 1933. Any transfer of this Warrant or the Underlying Securities must be made in conformity with the Securities Act of 1933, as amended, and then only against receipt of an agreement of such Person to whom such offer or sale is made to comply with the provisions of this Section 17 with respect to any resale or other disposition of such security. The Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

         18. PAYMENT OF TAXES. The Company will not be obligated to pay or provide for any income or other taxes which are assessable or which may accrue on the exercise of the Warrant. The Holder shall be solely responsible for income taxes due under federal or state law, if any such tax is due.

         19. OPTIONAL REDEMPTION OF WARRANTS

                  (a) The Company, at its option, may call the Warrants represented by this Agreement, in whole or in part, for redemption upon not less than 20 days' notice nor more than 60 days' notice at any time after the Market Price shall have equaled or exceeded $7.50 per share for 20 consecutive trading days. The Redemption Price is and will be $.10 per Warrant.

                  (b) In the event that fewer than all the outstanding Warrants are to be redeemed, the shares to be redeemed will be determined pro rata or by lot, in the sole discretion of the Company.

                  (c) The notice required by Subsection (a), above (the "Redemption Notice"), must be in writing, and must set forth: (i) the Redemption Date (which may be no less than 20 days nor more than 60 days after the notice);
(ii) the address to which any notification of exercise of the Warrant prior to the Redemption Date must be sent; and (iii) other information the Company determines to include in such notification.

                  (d) On or before any Redemption Date, the Holder must either
(i) exercise the Warrant in accordance with the terms hereof; or (ii) surrender the Warrant for redemption to the Company in accordance with the terms of the Redemption Notice.

                  (e) On the Redemption Date, regardless whether the Warrants have been surrendered for redemption, all Warrants issued pursuant to this Agreement which are subject to redemption pursuant to the Redemption Notice and which have not been properly exercised prior to the Redemption Date shall be deemed cancelled and of no further force and effect.

                  (f) On the first business day following the Redemption Date, the Company shall pay or deliver to any Holder who has not exercised the Warrant in accordance with the terms thereof (or who has only exercised the Warrant in part) and who has delivered the Warrant to the Company in accordance with the terms of the Redemption Notice, the full Redemption Price due such Holder in cash.

                  (g) If fewer than all the Warrants represented by any Warrant Agreement are to be redeemed, a new Warrant shall be issued representing the unredeemed Warrants, without cost to the Holder.

                  (h) If any Holder whose Warrants are called for redemption fails to surrender the Warrant representing such Warrants, such Holder shall not be entitled to receive payment of the Redemption Price until the Warrant has been surrendered for cancellation. Such Holder will not be entitled to receive any interest on the Redemption Price from the Redemption Date.

         20. MISCELLANEOUS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant is being delivered in the State of Colorado and shall be construed and enforced in accordance with and governed by the laws of the State of Delaware. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof.

         21. REGISTRATION, ETC. The Holder shall have the rights to registration of Underlying Securities issuable upon exercise of the Warrants that are set forth in the Registration Rights Agreement, dated the date hereof between the Company and the first Holder of this Warrant (the "Registration Rights Agreement").

         22. SALE OR EXERCISE WITHOUT REGISTRATION. If, at the time of any exercise, transfer or surrender for exchange of a Warrant or of Underlying Securities previously issued upon the exercise of Warrants, such Warrant or Underlying Securities shall not be registered under the Securities Act, the Company may require, as a condition of allowing such exercise, transfer of exchange, that the Holder or transferee of such Warrant or Underlying Securities, as the case may be, furnish to the Company a satisfactory opinion of counsel to the effect that such exercise, transfer or exchange may be made without registration under the Securities Act, provided that the disposition thereof shall at all times be within the control of such Holder or transferee, as the case may be, and provided further that nothing contained in this Section 21 shall relieve the Company from complying with any request for registration pursuant to the Registration Rights Agreement. The first Holder of this Warrant, by acceptance hereof, represents to the Company that it is acquiring the Warrants for investment and not with a view to the distribution thereof.

         23. COMPANY TO REAFFIRM OBLIGATIONS. The Company will, at the time of any exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder hereof, acknowledge in writing its continuing obligation to afford to such Holder any rights (including, without limitation, any right to registration of the Underlying Securities) to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant, provided that if the Holder of this Warrant shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to offer such Holder any such rights.

         24. EXTENDED EXPIRATION. The right to exercise this Warrant shall expire at 5:00 P.M., New York City time, on the Expiration Date, provided, however, that if the Holders of Warrants issued hereunder have, in accordance with the terms thereof, requested a registration statement pursuant to the Registration Rights Agreement of ninety (90) days or more prior to the Expiration Date and such registration statement has not become effective prior to the Expiration Date then the right to exercise this Warrant shall be extended and shall expire 30 days after the effective date of such registration statement. Alternatively, in the Company's sole discretion, the Company may redeem the Warrants in accordance with Section 19 above, but the Redemption Price per Warrant in such case will be equal to the difference between Market Price (as determined pursuant to Section 2.3 above) for the period ending on the Expiration Date and the Purchase Price per share.

Dated: November 30, 1999

                                           ISONICS CORPORATION


                                           By:  /s/ JAMES E. ALEXANDER
                                               ---------------------------------
                                                    James E. Alexander,
                                                    President

[Corporate Seal]



Attest:   /s/ BRANTLEY J. HALSTEAD
          -------------------------
            Brantley J. Halstead,
            Secretary

                              FORM OF SUBSCRIPTION

                  (To be signed only upon exercise of Warrant)





To:  ISONICS CORPORATION


         The undersigned, the Holder of the within Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, __*_____ shares of Common Stock of Isonics Corporation, and herewith makes payment of $ * therefor, and requests that the certificates for
such shares be issued in the name of, and delivered to,                  ,
whose address is




Dated:


                                       -----------------------------------
                                       (Signature must conform in all
                                       respects to name of Holder as
                                       specified on the face of the
                                       Warrant)



                                       -----------------------------------
                                       (Address)





* Insert here the number of shares called for on the face of the Warrant (or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised), in either case without making any adjustment for additional Common Stock or any other stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.

                               FORM OF ASSIGNMENT

                  (To be signed only upon transfer of Warrant)



         For value received, the undersigned hereby sells, assigns and transfers unto _________________ the right represented by the within Warrant to purchase _______________ shares of Common Stock of Isonics Corporation to which the within Warrant relates, and appoints __________________ Attorney to transfer such right on the books of Isonics Corporation with full power of substitution in the premises.

Dated:


                                          --------------------------------
                                          (Signature must conform in all
                                          respects to name of Holder as
                                          specified on the face of the
                                          Warrant)



                                          --------------------------------
                                          (Address)



-----------------------------
Signature guaranteed by a Bank
or Trust Company having its
principal office in New York City
or by a Member Firm of the New
York or American Stock Exchange

                                    Exhibit 3
                                    ---------


         Each of the undersigned hereby agrees that Eagle-Picher Industries, Inc. may file on behalf of the undersigned a Schedule 13D (and any amendments thereto) with respect to shares of Isonics Corporation owned by any of them.

         This agreement may be executed in counterparts.

Dated: December 9, 1999.

                                        EAGLE-PICHER TECHNOLOGIES, LLC


                                        By: /s/ WILLIAM E. LONG
                                            ------------------------------------

                                        EAGLE-PICHER INDUSTRIES, INC.


                                        By: /s/ DAVID G. KRALL
                                            ------------------------------------

                                        EAGLE-PICHER HOLDINGS, INC.


                                        By: /s/ DAVID G. KRALL
                                            ------------------------------------

                                        GRANARIA INDUSTRIES, B.V.


                                        By: /s/ JOEL P. WYLER
                                            ------------------------------------

                                        GRANARIA HOLDINGS, B.V.


                                        By: /s/ JOEL P. WYLER
                                            ------------------------------------


                                        /s/  JOEL P. WYLER
                                            ------------------------------------
                                               Joel P. Wyler